UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong Q2 core results performance and continued momentum
Plans announced to accelerate R&D and late-stage pipeline portfolio
Expect 20+ phase III trial starts in 2026

Strong Specialty Medicines and Vaccines performance drives sales and core operating profit growth
●	Total Q2 sales £8.4 billion +5% AER; +5% CER
●	Specialty Medicines sales £3.8 billion (+14%); Respiratory, Immunology & Inflammation £1.1 billion (+19%); Oncology £0.6 billion (+17%); HIV sales £2.1 billion (+10%)
●	Vaccines sales £2.3 billion (+8%); Shingrix £0.9 billion (+3%); Meningitis vaccines £0.5 billion (+21%); and Arexvy £0.2 billion (+>100%)
●	General Medicines sales £2.3 billion (-9%); Trelegy £0.8 billion (-7%)
●
Total operating profit -75% and Total EPS -69% driven by higher impairments, primarily related to camlipixant of £1.3 billion, and higher CCL charges, partly offset by Core operating profit growth and higher divestment income

●	Core operating profit +7% and Core EPS +9% reflecting higher sales and favourable product and regional mix, partly offset by increased investment in R&D and new asset launches and lower royalty income
●	Cash generated from operations of £2.9 billion with free cash flow of £2.0 billion
(Financial Performance – Q2 2026 results unless otherwise stated, growth % and commentary at CER as defined on page 50. The year to date adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 9 for further details.)

	Q2 2026			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,409	5	5	16,038	3	5
Total operating profit	481	(76)	(75)	2,774	(35)	(31)
Total operating margin %	5.7%	(19.6ppts)	(19.3ppts)	17.3%	(10.0ppts)	(9.3ppts)
Total EPS	10.8p	(69)	(69)	54.1p	(28)	(24)
Core operating profit	2,800	6	7	5,450	6	8
Core operating margin %	33.3%	0.4ppts	0.6ppts	34.0%	0.7ppts	1.2ppts
Core EPS	50.5p	9	9	97.1p	6	9
Cash generated from operations	2,906	19		4,256	14

Pipeline progress:
●	Two late-stage medicines for non-small cell lung cancer acquired: Jideytro (FDA approval) & neladalkib (PDUFA H2 2026)
●	Positive phase III Hansoh China data for Ris-Rez in lung cancer – first positive phase III overall survival data reported for a B7-H3 targeted ADC in any tumour type
●	Positive data (AZUR-1) supports regulatory reviews for use of Jemperli in treatment of advanced rectal cancer
●	Momelotinib (Ojjaara) granted Orphan Drug Designations in US and EU for VEXAS syndrome
●	Pivotal data demonstrates unprecedented functional cure rates for bepirovirsen (chronic hepatitis B)
●	Arexvy expanded approval in Japan for adults aged 18-59 at increased risk of RSV
●	Decision not to progress further development of camlipixant in RCC following CALM-1/2 phase III results

R&D acceleration:
●	62 assets in clinical development with opportunities for significant growth
●	7 asset accelerations - across 18 indications - identified in: Oncology, Respiratory, Hepatology & Vaccines
●	Now expect 20+ phase III trial starts in 2026 (previously 10)
●	New flagship R&D Centre to be established in Cambridge Biomedical Campus, UK
●	3-year programme to fund investment in late-stage portfolio and to improve operating margin with £1.9 billion annual savings targeted by 2029 for costs of £2.4 billion (£2.1 billion cash costs)

Growth outlooks:
●	2026 guidance reaffirmed with expected growth in: turnover 3% to 5%; Core OP 7% to 9%; Core EPS 7% to 9%
●	On track for 2031 sales outlook of more than £40 billion; Accelerating growth from 2031 onwards
●	Operating margin stable to improving through dolutegravir loss of exclusivity period of 2028-2030

Shareholder returns:
●	Q2 2026 dividend of 17p declared; 70p expected for full year 2026
●	Completed £2 billion share buyback programme as announced at FY 2024
Guidance all at CER. The Total results are presented in summary above and on page 8 and Core results reconciliations are presented on pages 16 and 18. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 50-51: Core results, AER% growth, CER% growth and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 14. All expectations, guidance and outlooks regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on pages 52-53. Abbreviations are defined on page 57.

This announcement contains inside information.

Luke Miels, Chief Executive Officer, GSK:

“GSK has delivered another quarter of strong core results performance, with our key growth drivers performing well. We remain focused on operational delivery, execution, and accelerating R&D.
To that end, we have identified late-stage pipeline accelerations - across 18 indications – for 7 key assets in Oncology, Respiratory, Hepatology and Vaccines. Based on clinical data, and their opportunities to improve upon current standards-of-care, we see strong reasons for all these assets to bring meaningful benefits and protection to patients. We have also decided to establish a new flagship R&D Centre on the UK’s Cambridge Biomedical Campus – an investment that will further integrate GSK into one of the world’s leading ecosystems for life-sciences.
To fund investment in the late-stage portfolio and R&D, we are starting a 3-year cost savings programme to simplify the organisation and to reallocate capital and resources. Savings will primarily be reinvested, with some used to improve margins and profitability in the dolutegravir patent expiry period (2028-2030).
We believe these plans, together with continued disciplined capital allocation, will drive strong operational performance and shareholder returns over the next five years, delivering our 2031 sales outlook and accelerated long-term growth.”

2026 Guidance

GSK reaffirms its full-year 2026 guidance at constant exchange rates (CER), with further specificity provided below.

Guidance	Updated 2026 guidance at CER	Previous 2026 guidance at CER
Turnover	Increase between 3% to 5%, at the upper half of the range	Increase between 3% to 5%
Core operating profit	Increase between 7% to 9%, at the upper half of the range	Increase between 7% to 9%
Core earnings per share	Increase between 7% to 9%, at the lower half of the range	Increase between 7% to 9%

This guidance is supported by the following turnover expectations for full-year 2026 at CER.

Turnover expectations	New 2026 guidance at CER	Previous 2026 guidance at CER
Specialty Medicines	Increase at a low double-digit percentage	Increase at a low double-digit percentage
Vaccines	Broadly stable to an increase at a low single-digit percentage	Decline of a low single-digit percentage to broadly stable
General Medicines	Decline of a mid-single digit to low single-digit percentage	Decline of a low single-digit percentage to broadly stable

Core operating profit is expected to grow at the upper half of the range between 7 to 9 per cent at CER. GSK continues to expect to deliver leverage at a gross margin level due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we accelerate ongoing productivity initiatives and take a returns-based approach to SG&A investments, with SG&A now expected to be broadly stable. R&D is now expected to grow significantly ahead of sales as we accelerate investments in the pipeline as part of the Accelerate Growth programme while driving operational efficiencies. Royalty income is now expected to be at £850-900 million.

Core earnings per share is also expected to increase at the lower half of the range between 7 to 9 per cent at CER, reflecting higher interest charges of around £800 million, including the impact of the Nuvalent acquisition, and the tax rate which is expected to rise to around 17.5%, offset by the expected benefit from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2025.

Agreement with US Government to lower the cost of prescription medicines for American patients

As previously announced, on 19 December 2025, GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients, which, once fully implemented, would exclude both GSK and ViiV Healthcare from Section 232 tariffs for three years. On 9 April 2026, GSK, ViiV Healthcare, and the US Government entered into a definitive agreement reflecting Section 232 tariff relief through 20 January 2029 (subject to final implementation). As part of that implementation, GSK and ViiV Healthcare each signed a Generous Model Manufacturer Participation Agreement with the Centers for Medicare and Medicaid Services effective 15 June 2026. With these agreements GSK and ViiV Healthcare have committed certain products to participate in the voluntary Generous Model, and it is anticipated that supplemental rebate agreements with interested US states will be signed on or before 1 October 2026. Our full year guidance is inclusive of the expected impact of these agreements.

Investing in late-stage product portfolio and Accelerate Growth programme

GSK has 62 assets in clinical development, 19 of which are in phase III development.
The company has strong confidence in its late-stage product portfolio, based on clinical data and the opportunities it has identified to improve upon current standards-of-care. GSK has potential best-in-class products for Oncology, Respiratory, Hepatology, HIV and Vaccines.
Following review, the company has identified asset accelerations - across 18 indications – for 7 late-stage products in Oncology, Respiratory, Hepatology and Vaccines. GSK now also expects to start 20+ phase III trials in 2026 (previously 10).
To accelerate R&D and capture the growth and value the late-stage portfolio offers, GSK has initiated a new “Accelerate Growth” programme. This 3-year programme has two objectives:

(1)	Simplify, and match GSK’s organisation and cost base to its evolving product portfolio, notably in Specialty Medicines
(2)	Enable the reallocation of GSK’s capital and resources to the late-stage pipeline and to R&D.

The Accelerate Growth programme is targeting £1.9 billion of annual savings, to be fully realised by 2029, for expected total costs of £2.4 billion, of which £2.1 billion is expected to be cash costs. Savings will be primarily reinvested in R&D, including business development activity, with a portion also used to strengthen operating margin in the period related to LoE for dolutegravir (2028-2030). The Accelerate Growth programme will be treated as a Major restructuring programme and costs will be included in Adjusting items. The majority of the cost charges will be in 2026 and 2027.
Cost savings are expected to be enabled by technology and AI and generated by streamlining support services and process redesign including procurement delivery, the reallocation of resources to Specialty Medicines from established products and further simplification of supply chain and the site network to align with portfolio evolution.
The programme, together with delivery of the opportunities in GSK’s late-stage product portfolio, strengthens GSK’s outlooks for growth of: sales of more than £40 billion by 2031; a stable to improving operating margin for the dolutegravir LoE period (2028-2030); and for accelerating growth from 2031 onwards.

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, GSK has declared a dividend for Q2 2026 of 17p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2026 are provided on page 30.
In Q2 2026, GSK completed the £2 billion share buyback programme announced in FY 2024.

Exchange rates

If exchange rates were to hold at the closing rates on 20 July 2026 ($1.35/£1, €1.18/£1 and Yen 219/£1) for the rest of 2026, the estimated impact on 2026 Sterling turnover growth for GSK would be -2% and if exchange gains or losses were recognised at the same level as in 2025, the estimated impact on 2026 Sterling Core Operating Profit growth for GSK would be -4%.

Results presentation
A conference call, webcast and in-person event for investors and analysts of the quarterly results will be hosted by Luke Miels, CEO, at 14:00 BST (09:00 EST) on 28 July 2026. Presentation materials will be published on www.gsk.com and a transcript of the webcast will be published subsequently.
Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance : turnover

Turnover	Q2 2026			Year to date
	£m	AER%	CER%	£m	AER%	CER%
HIV	2,078	11	10	3,902	9	10
Respiratory, Immunology & Inflammation (RI&I)	1,135	18	19	2,025	15	17
Oncology	569	18	17	1,081	20	22
Specialty Medicines	3,782	14	14	7,008	12	14
Shingles (Shingrix)	888	4	3	1,914	11	12
Meningitis	462	22	21	797	9	9
RSV (Arexvy)	192	>100	>100	257	78	75
Influenza	11	83	100	21	>100	>100
Other Paediatric & Adult Vaccines	731	(7)	(8)	1,444	(9)	(8)
Vaccines	2,284	9	8	4,433	6	6
Respiratory	1,679	(10)	(10)	3,273	(9)	(7)
Other General Medicines	664	(5)	(4)	1,324	(10)	(8)
General Medicines	2,343	(9)	(9)	4,597	(9)	(7)
Total	8,409	5	5	16,038	3	5
By Region:
US	4,308	5	5	8,045	2	6
Europe	2,042	11	8	4,125	15	11
International	2,059	1	2	3,868	(4)	(2)
Total	8,409	5	5	16,038	3	5

Financial Performance – Q2 2026 results unless otherwise stated, growth % and commentary at CER. The YTD adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 9 for further details.

For product list - see page 58

	Q2 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
Specialty Medicines Total	3,782	14	14	7,008	12	14	Continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.
HIV	2,078	11	10	3,902	9	10
In Q2 LAIs delivered 80% of total HIV growth. Strong demand for Cabenuva, Apretude and Dovato more than offset mature portfolio declines, with favourable pricing from US channel mix benefitting growth. US HIV sales increased 14%, with LAIs representing 35% of US HIV turnover.

YTD LAI sales exceeded £1bn.

Dovato	749	14	13	1,415	16	16	Strong demand across all regions.
Cabenuva	453	33	33	821	29	32	Cabenuva contributed 60% of total HIV growth in Q2, with strong demand across all regions.
Apretude	140	39	39	260	37	41	Strong growth driven by demand in a competitive US long-acting prevention market, contributing 20% of total HIV growth in Q2.
RI&I	1,135	18	19	2,025	15	17	Growth driven by Nucala and Exdensur in respiratory and Benlysta in immunology.
Nucala	610	22	23	1,094	16	18
Strong demand across all regions and indications, enhanced by COPD launches including the US in Q2 2025. US grew double digit in the quarter and YTD with volume growth more than offsetting continued unfavourable pricing pressures. In Q2, US channel mix pricing adjustments positively impacted total growth in the quarter by 12 ppts and YTD by 6 ppts.

Exdensur	18	–	–	29	–	–	Early commercial introductions across all launched markets, with new patient starts increasing in Q2 in key growth markets US, Japan and Germany.
Benlysta	498	10	11	882	9	12	Strong volume growth in Q2 and YTD, with bio-penetration rates having increased across many markets.

	Q2 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
Oncology	569	18	17	1,081	20	22	Increasing patient demand for Jemperli, Ojjaara/Omjjara and Blenrep, partially offset by a decrease in Zejula.
Jemperli	248	27	27	480	30	33
Continued strong growth in Q2 and YTD across all regions. US continued to grow double-digit, which reduced in Q2 as new patient starts moderated. Strong growth continued in Europe and International driven by launches and reimbursement expansion across markets.

Ojjaara/Omjjara	187	36	36	331	32	35
Higher patient uptake across the regions and from continued commercial launches across Europe and International markets. US volume growth in Q2 and YTD was partly offset by continuing pricing pressures.

Zejula	101	(33)	(34)	215	(24)	(23)
US continues to decline with volume impacted by the FDA label update and new prior authorisation insurance requirements, with Q2 further impacted by unfavourable channel mix and returns adjustments. Europe declined due to increased competition.

Blenrep	36	>100	>100	59	>100	>100
US sales driven by patient uptake in both community and academic settings. Continued geographic expansion with regulatory approval and launches across Europe and International markets, including in Germany, Japan and Brazil.

	Q2 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
Vaccines Total	2,284	9	8	4,433	6	6	Strong Q2 driven by growth in Arexvy, Meningitis vaccines and Shingrix. Growth in Q2 benefitted 3ppts from prior period rebate adjustments.
Shingrix	888	4	3	1,914	11	12
Q2 growth was driven by demand in Europe, partly offset by lower sales in International. US sales were broadly stable with lower demand and channel inventory utilisation offset by favourable pricing including prior period rebate adjustments   which added 3ppts to Shingrix Q2 growth.

The cumulative immunisation rate in the US reached 45%, up 3ppts compared to 12 months earlier(1). The majority of ex-US Shingrix opportunity is in 10 markets where the average immunisation rate is around 12%, with significantly higher uptake in funded cohorts.

Meningitis	462	22	21	797	9	9
Q2 growth was delivered primarily by Bexsero with outbreak-related demand in International and Europe. Other Meningitis vaccines benefitted from Q2 tender deliveries in International and Penmenvy continued post launch uptake in the US.

Arexvy	192	>100	>100	257	78	75	Strong growth in Q2 was the result of Australian tender deliveries and prior period rebate adjustments in the US. YTD growth also benefitted from expanded funding and uptake in Europe.
Other Paediatric & Adult Vaccines	731	(7)	(8)	1,444	(9)	(8)
Decrease in growth due to competitive pressure for Other Vaccines, particularly Synflorix in International and prior year CDC stockpile replenishment for Infanrix/Pediarix in the US, partly offset by favourable CDC stockpile movements and pricing for Boostrix in the US in 2026.

(1) Based on data from IQVIA up until the end of Q1 2026

	Q2 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
General Medicines Total	2,343	(9)	(9)	4,597	(9)	(7)	Decreases in Trelegy, other Respiratory and Other General Medicines products.
Respiratory	1,679	(10)	(10)	3,273	(9)	(7)
Trelegy decreases driven by US Medicare benefit design changes, and continued pricing pressures including the impact of channel mix pricing adjustments. Decreases in other respiratory products due to continued competitive pressures and generic erosion.

Trelegy	775	(7)	(7)	1,421	(6)	(3)
US declined in Q2 and YTD with volumes adversely impacted by Medicare benefit design changes and continued unfavourable pricing pressures as well as channel mix pricing adjustments impacting growth in Q2 by 5 ppts and YTD by 4 ppts. Strong volume growth in Europe and International was driven by patient demand, SITT class growth and increased market share.

Other General Medicines	664	(5)	(4)	1,324	(10)	(8)	Decrease in growth driven by continued competitive pressures and generic competition across the portfolio and a reduction in contract manufacturing sales.

By Region

	Q2 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
US	4,308	5	5	8,045	2	6
Specialty Medicines: Q2 +15%, YTD +16%
Growth driven largely by patient demand in HIV, Oncology, Benlysta and Nucala.

Vaccines: Q2 +9%, YTD +3%
Growth driven by favourable CDC stockpile movements and pricing for Boostrix and prior period RAR adjustments for Arexvy.

General Medicines: Q2 -17%, YTD -12%
Trelegy declines from sales volume impacts and unfavourable pricing pressures and adjustments. Decreases continued across the other respiratory and Other General Medicine portfolios from ongoing competitive and pricing pressures.

Europe	2,042	11	8	4,125	15	11
Specialty Medicines: Q2 +9%, YTD +9%
Growth driven by Oncology, Nucala, Benlysta and HIV.

Vaccines: Q2 +13%, YTD +22%
Growth driven by Shingrix demand in the Nordics and Austria, with significant increased demand across Europe YTD. Bexsero also grew due to Meningitis B outbreak related demand in the UK.

General Medicines: Q2 stable, YTD -1%
Broadly stable. Growth in Trelegy and Anoro offset by decreases in other respiratory products.

International	2,059	1	2	3,868	(4)	(2)
Specialty Medicines: Q2 +11%, YTD +13%
Growth driven by Oncology, Nucala and Benlysta.

Vaccines: Q2 +3%, YTD -7%
Q2 growth in Arexvy from Australian tender deliveries and Bexsero demand related to outbreaks in Vietnam partly offset by lower sales of Shingrix and competitive pressure for Other Vaccines, particularly Synflorix. YTD sales include the impact of lower Q1 Synflorix and Shingrix sales.

General Medicines: Q2 -2%, YTD -6%
Growth in Trelegy and Anoro more than offset by decreases across other respiratory and Other General Medicine products, which included reductions in contract manufacturing income.

Financial Performance - Core results

Core operating profit growth in Q2 2026 and YTD primarily reflected higher turnover, favourable product and regional mix, and favourable net legal settlements and expenses in Q1 2026 partially offset by increased investment in R&D and new asset launches, as well as lower royalty income in the quarter.
The increase in Core EPS in Q2 2026 primarily reflected the growth in Core operating profit, the share buyback, a lower effective tax rate and lower net finance expenses, partly offset by higher NCIs. YTD Core EPS growth compared to operating profit growth was lower than the quarter principally due to higher net finance costs and a broadly flat effective tax rate.

Core Results	Q2 2026			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,409	5	5	16,038	3	5
Cost of sales	(1,898)	(4)	(6)	(3,599)	(3)	(3)
% of sales	22.6%	(2.3)	(2.5)	22.4%	(1.5)	(1.8)
Selling, general and administration	(2,194)	5	5	(4,174)	1	1
% of sales	26.1%	(0.1)	–	26.0%	(0.8)	(0.9)
Research and development	(1,721)	13	13	(3,214)	11	12
% of sales	20.5%	1.4	1.4	20.0%	1.3	1.3
Royalty income	204	(17)	(17)	399	(6)	(7)
Core operating profit	2,800	6	7	5,450	6	8
% of sales	33.3%	0.4	0.6	34.0%	0.7	1.2
Core net finance expense	(121)	(3)	(2)	(264)	17	19
Share of after tax profit/(loss) of associates and joint ventures	(3)			(7)

Core profit before taxation	2,676	7	7	5,179	5	8
Taxation	(457)	4	4	(915)	5	8
Tax rate %	17.1%			17.7%
Core profit after taxation	2,219	7	8	4,264	5	8
Core profit attributable to non-controlling interests	191	9	10	364	8	11
Core profit attributable to shareholders	2,028			3,900
	2,219	7	8	4,264	5	8
Core Earnings per share	50.5p	9	9	97.1p	6	9
Financial Performance – Q2 2026 results unless otherwise stated, growth % and commentary at CER. See page 8 for Total results financial performance commentary. In YTD, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 9 for further details. Reconciliations between Total results and Core results Q2 2026, Q2 2025, H1 2026 and H1 2025 are set out on pages 16 and 18

Core cost of sales as a percentage of sales decreased in Q2 2026 and YTD primarily due to favourable product and regional mix driven by higher specialty sales and the growth of higher margin Vaccines products, particularly Shingrix in Europe, as well as a favourable comparator due to supply chain optimisation charges incurred in Q2 2025.
Core SG&A increased in Q2 2026 and YTD primarily due to disciplined investment to support launches for new assets including Blenrep and Exdensur as well as a low comparator due to phasing of spend between quarters in Q2 2025. This was partly offset by ongoing productivity initiatives. The YTD also has net favourability on legal settlements and expenses equivalent to around 2ppts impact.
Core R&D investment increased in Q2 2026 and YTD reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs Ris-Rez and Mo-Rez, and velzatinib. In Specialty Medicines, increased investment was driven by efimosfermin acquired in Q3 2025, depemokimab COPD indication and all indications of the anti-TSLP monoclonal antibody. Growth was partly offset by lower spend on bepirovirsen which was filed in Q1 2026. Investment also increased on clinical trial programmes associated with mRNA seasonal flu vaccines.
Core royalty income decreased in the quarter and YTD primarily due to Q2 2025 including historic royalties recognised in association with the settlement of an IP dispute, partly offset by higher Kesimpta(1) royalties.
Core net finance expense decreased in Q2 mainly due to a net favourable variance on hedging activities after a negative impact in Q1 2026. Excluding this, core net finance expense increased in Q2 2026 and YTD primarily due to higher net interest on higher net debt following Zantac settlement payments, the share buyback and acquisitions.
The effective tax rate on Core profits was broadly in line with expectations for the year.
Core NCIs in Q2 and YTD were higher primarily due to higher core profit allocations from ViiV Healthcare.

(1) Kesimpta is manufactured by and a trademark of Novartis AG

Financial performance - Total results

Total operating profit decreased in the quarter primarily due to higher impairments and higher CCL charges, partly offset by higher Core operating profit, higher other net operating income and lower NCIs.
Total EPS decreased in Q2 2026 and YTD primarily due to lower Total operating profit driven by higher impairments in the quarter, partly offset by the share buyback, a lower effective tax rate and lower NCIs, as well as lower net finance expenses in Q2.

Total Results	Q2 2026			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	8,409	5	5	16,038	3	5
Cost of sales	(2,266)	5	3	(4,141)	1	1
% of sales	26.9%	(0.2)	(0.5)	25.8%	(0.6)	(1.1)
Selling, general and administration	(2,202)	3	3	(4,321)	3	3
% of sales	26.2%	(0.6)	(0.5)	26.9%	(0.2)	(0.4)
Research and development	(3,466)	71	71	(5,158)	48	49
% of sales	41.2%	15.9	15.9	32.2%	9.7	9.5
Royalty income	204	(17)	(17)	399	(6)	(7)
Other operating income/(expense)	(198)	>100	>100	(43)	>100	>100
Operating profit	481	(76)	(75)	2,774	(35)	(31)
% of sales	5.7%	(19.6)	(19.3)	17.3%	(10.0)	(9.3)
Net finance expense	(124)	(7)	(7)	(269)	11	13
Share of after tax profit/(loss) of associates and joint ventures	(3)			(7)
Profit before taxation	354	(81)	(80)	2,498	(37)	(34)
Taxation	199	>(100)	>(100)	(106)	(82)	(77)
Tax rate %	(56.2%)			4.2%
Profit after taxation	553	(66)	(65)	2,392	(30)	(26)
Profit attributable to non-controlling interests	118	(42)	(41)	220	(37)	(35)
Profit attributable to shareholders	435			2,172
	553	(66)	(65)	2,392	(30)	(26)
Earnings per share	10.8p	(69)	(69)	54.1p	(28)	(24)
Financial Performance – Q2 2026 results unless otherwise stated, growth % and commentary at CER. See page 7 for Core results financial performance commentary.
In Q2 2026, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 9 for further details. Reconciliations between Total results and Core results Q2 2026, Q2 2025, H1 2026 and H1 2025 are set out on pages 16 and 18.

Total cost of sales as a percentage of sales decreased in the quarter and YTD primarily driven by Core cost of sales benefits, partly offset by impairments in the quarter.
Total SG&A as a percentage of sales decreased in the quarter and YTD primarily due to Core SG&A benefits, partly offset in the YTD by amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary, and acquisition and integration costs related to RAPT Therapeutics ("RAPT").
Total R&D growth in Q2 2026 and YTD was driven by higher impairments in the quarter for camlipixant (£1,334 million) and the termination of assets related to the collaboration with Alector (£371 million), related to the outcomes of clinical trials. See page 17 for more details. In addition there was an increase in Core R&D investment.
Total royalty income decreased in the quarter and YTD driven by Core royalties.
Other operating income/(expense) in Q2 2026 included a charge of £486 million (Q2 2025: £89 million credit) arising from the remeasurement of CCLs, partly offset by net income of £288 million (Q2 2025: £31 million) primarily related to the divestment of linerixibat. Other operating income/(expense) YTD included a charge of £751 million (YTD 2025: £87 million credit) principally arising from the remeasurement of CCLs, partly offset by net income of £708 million (YTD 2025: £22 million) primarily related to profit on the sale of the Rockville manufacturing facility to Samsung Biologics, and the divestment of linerixibat. See pages 17 and 19 for further details.
Net finance costs decreased in the quarter and increased in YTD mainly due to movements in Core net finance expenses.
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2025. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.
The decrease in Total NCIs in Q2 and YTD was primarily driven by remeasurement charges on the Shionogi-ViiV CCL compared to credits in prior periods, partly offset by higher core profit allocations from ViiV Healthcare.

Exchange rates and impact on results

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2026	Q2 2025	H1 2026	H1 2025	2025

Average rates:
US$/£	1.34	1.34	1.34	1.30	1.31
Euro/£	1.15	1.18	1.15	1.19	1.17
Yen/£	213	194	212	193	198

Period-end rates:
US$/£	1.32	1.37	1.32	1.37	1.35
Euro/£	1.16	1.17	1.16	1.17	1.15
Yen/£	215	198	215	198	211

In Q2 2026 and YTD, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, particularly in Q1 2026, as well as the Yen and emerging market currencies, partly offset by strengthening of the Euro. Exchange losses on the settlement of intercompany transactions had an adverse impact of one percentage point on Total and Core EPS in the YTD, and minimal impact in the quarter.

Cash generation

Cash flow
	Q2 2026 £m	Q2 2025 £m	H1 2026 £m	H1 2025 £m
Cash generated from operations (£m)	2,906	2,433	4,256	3,734
Total net cash inflow/(outflow) from operating activities (£m)	2,690	2,096	3,831	3,241
Free cash inflow/(outflow)* (£m)	1,994	1,126	2,809	1,823
Free cash flow growth (%)	77%	>100%	54%	>100%
Free cash flow conversion* (%)	>100%	78%	>100%	59%
Total net debt** (£m)	15,132	13,735	15,132	13,735
* Free cash flow and free cash flow conversion are defined on page 50. Free cash flow is analysed on page 34.
** Total net debt is defined on page 51. Net debt is analysed on page 34.

Q2 2026

Cash generated from operations for the quarter was £2,906 million (Q2 2025: £2,433 million). The increase primarily reflected higher Core operating profit, favourable timing and movements on trade receivables and payables, partly offset by inventory build to support new product launches and adverse timing and movements on returns and rebates.
Total contingent consideration cash payments in the quarter were £378 million (Q2 2025: £333 million). £374 million (Q2 2025: £330 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd ("Shionogi") of £348 million (Q2 2025: £319 million).
Free cash inflow was £1,994 million for the quarter (Q2 2025: £1,126 million). The increase was primarily driven by higher cash generated from operations, proceeds from the divestment of linerixibat and lower tax payments.

H1 2026

Cash generated from operating activities was £4,256 million (H1 2025: £3,734 million). The increase reflected higher Core operating profit, favourable timing and movements on trade receivables and the final cash settlement from CureVac, partly offset by exchange and adverse timing and movements on returns and rebates.
Total contingent consideration cash payments in H1 2026 were £757 million (H1 2025: £674 million). £749 million (H1 2025: £668 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd of £710 million (H1 2025: £650 million).
Free cash inflow was £2,809 million for H1 2026 (H1 2025: £1,823 million). The increase was driven by higher cash generated from operations, higher proceeds from the sale of intangible assets, including the divestment of linerixibat, and the special dividend of $250 million (£187 million) related to the ViiV shareholding restructure.

Total Net debt

At 30 June 2026, net debt was £15,132 million, compared with £14,453 million at 31 December 2025, comprising gross debt of £18,238 million and cash and liquid investments of £3,106 million. See net debt information on page 34.
Net debt increased by £679 million primarily due to net acquisition costs of £2,083 million related to RAPT Therapeutics and 35Pharma Inc., dividends paid to shareholders of £1,370 million, shares purchased as part of the share buyback programme (completed in June 2026) of £634 million and an exchange loss on net debt of £76 million. This was partly offset by primarily the free cash inflow of £2,809 million and £398 million related to the disposal of the Rockville site including proceeds and a reduction in lease liabilities.
At 30 June 2026, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £4,291 million and £2,058 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
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	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

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Registered Office: 79 New Oxford Street London, WC1A 1DG

Q2 2026 pipeline highlights (since 29 April 2026)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Nucala	Hypereosinophilic Syndrome	Regulatory approval (CN)
	Jideytro	Non-small cell lung cancer (pre-treated)	Regulatory approval (US)
	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory approval (JP)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory approval (JP)
	Utebzi	PIVOT-PO (complicated urinary tract infections)	Regulatory approval (US)
Regulatory submissions or acceptances	Bexsero	Meningococcal B booster (10+ years of age)	Regulatory acceptance (EU)
Phase III data readouts or other significant events	camlipixant*	CALM-1/2 (refractory chronic cough)	Phase III data readout
	efimosfermin	ZENITH-1 and ZENITH-2 (metabolic dysfunction-associated steatohepatitis)	Breakthrough Designation (CN)
	Jemperli	AZUR-1 (rectal cancer)	Positive phase II (pivotal) data readout
	momelotinib	VEXAS syndrome	Orphan Drug Designation (EU, US)
*camlipixant demonstrated limited efficacy in the CALM-1 and CALM-2 pivotal trials, and, based on the aggregate data, GSK has decided not to progress further development in chronic cough (disclosed 17 July 2026)

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2026	Exdensur	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (US)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory decision (US)
	neladalkib	Non-small cell lung cancer (pre-treated)	Regulatory decision (US)
	cabotegravir	3x a year prevention (HIV)	Phase IIb (pivotal) data readout
	cabotegravir	3x a year prevention (HIV)	Regulatory submission (US)
	Arexvy	RSV, adults aged 18+ immunocompromised	Regulatory decision (US)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
H1 2027	Exdensur	OCEAN (eosinophilic granulomatosis with polyangiitis)	Regulatory submission (US, EU, CN, JP)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (US)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (JP)
	Jideytro	Non-small cell lung cancer (treatment naïve)	Regulatory submission (US)
	cabotegravir	3x a year prevention (HIV)	Regulatory decision (US)
	Arexvy	RSV, adults aged 60+	Regulatory decision (CN)
	bepirovirsen	B-WELL 1/2 (chronic hepatitis B)	Regulatory decision (EU, CN)
H2 2027	Exdensur	OCEAN (eosinophilic granulomatosis with polyangiitis)	Regulatory decision (US, JP)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (EU, CN)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory decision (EU)
	zidesamtinib	Non-small cell lung cancer (treatment naïve)	Regulatory decision (US)
	cabotegravir + rilpivirine	CUATRO, 3x a year treatment (HIV)	Phase III data readout
	Arexvy	RSV, adults aged 18-59	Regulatory submission (CN)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)

Refer to pages 41 to 47 for further details on several key medicines and vaccines in development by therapy area.

Progress on areas for responsible business

Being a responsible business is a fundamental part of GSK’s strategy and supports long-term performance. Annual progress against GSK’s responsible business priorities is detailed in the Annual(1) and Responsible Business(2) Reports with incremental updates shared each quarter. Highlights below include activity since Q1 2026 results.

Access
●
In April, GSK and Medicines for Malaria Venture (MMV) announced(3) the world’s first rollout of paediatric tafenoquine in Brazil - followed by Thailand in May - providing children with relapsing P. Vivax malaria access to this single dose treatment to help prevent relapse and support elimination efforts.

Global health and health security
●
Malaria remains one of the leading causes of death among children under five in sub-Saharan Africa. In May, results published(4) in The Lancet from the World Health Organization’s Malaria Vaccine Implementation Programme (MVIP), provided real-world evidence that the RTS,S malaria vaccine, developed by GSK, helped reduce child mortality over a period of four years in Ghana, Kenya and Malawi, with an estimated one in eight deaths averted among eligible children.

●
In July, the GSK-developed novel M72/AS01E tuberculosis vaccine candidate (licensed to Gates Medical Research Institute in 2020) progressed(5) toward global access with a new manufacturing agreement between the Gates MRI and Serum Institute of India, pending successful Phase III trial outcomes. The agreement also commits GSK, as the adjuvant innovator, to a manufacturing partner for M72/ AS01E, and marks a critical step toward ensuring that, if approved, the vaccine can be produced at scale and made available to those who need it most.

Environment
●
In May, GSK was named a Supplier Engagement Leader by the CDP(6), in addition to maintaining A-list status for Climate Change and Water Security. This recognises GSK’s work with suppliers to decarbonise its value chain beyond its own operations, which protects supply chain resilience and long-term ability to deliver medicines and vaccines.

Responsible Business rating performance

Detailed below is how GSK performs in key Responsible Business ratings*.

External benchmark	Current score/ranking	Previous score/ranking	Comments
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024. Scores range from 1 to 5, with 5 being the highest (best) score
Antimicrobial resistance benchmark	77%	84%	Led the benchmark since its inception in 2018; Current ranking updated March 2026
CDP Climate Change	A	A	Updated annually, current scores updated December 2025 (for supplier engagement, May 2026)
CDP Water Security	A	A
CDP supplier engagement rating	Leader	Leader
Sustainalytics	Low risk	Low risk	2nd percentile in pharma subindustry group. Current rating as at July 2026
ISS Corporate Rating	B+	B+	Ranked 1st in our peer group. Last profile update May 2026
FTSE4Good	Member	Member	Member since 2004, latest review in July 2026
*GSK’s Responsible Business ratings are regularly reviewed to ensure the external benchmarks listed remain high quality, appropriate and relevant to investors. The outcome of these reviews may lead to changes on which ratings are included in the table above – last updated July 2026

(1)	https://www.gsk.com/en-gb/investors/financial-reports/annual-report-2025
(2)	https://www.gsk.com/media/di5bk40q/responsible-business-report.pdf
(3)	https://www.mmv.org/news-resources-search/first-children-receive-single-dose-medicine-relapsing-malaria-brazils
(4)	https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(26)00248-5/fulltext
(5)	https://www.gsk.com/en-gb/media/media-statements/gsk-developed-tb-vaccine-candidate-progresses-toward-global-access-with-new-manufacturing-agreement/
(6)	https://www.cdp.net/en/supply-chain/supplier-engagement-assessment#msdynmkt_trackingcontext=955c8f00-6738-45c4-a268-80b1609d0200

Total and Core results

Total reported results represent the Group’s overall performance.
GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 50 and 51.
GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.
GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.
GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.
Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs) to reflect the Group's performance excluding the effect of acquisitions
●	impairment of intangible assets (excluding computer software) and goodwill to reflect the Group's performance excluding the effect of acquisitions
●	major restructuring and integration costs, which are:
–
cash and non-cash costs such as impairment of tangible assets and computer software of Major restructuring programmes, which are specific Board-approved programmes that are structural and of significant scale, where the costs of individual or related projects within such programmes exceed £25 million; or

	–	costs that relate to restructuring and integration following a significant acquisition.
Costs for other ordinary course, smaller-scale restructuring and integration are retained within both Total and Core results
●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal charges and expenses, major restructuring costs and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.
GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.
Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.
Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 16 and 18.
GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.
On 19 January 2026, GSK reached agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare held by Pfizer to be replaced with an investment by Shionogi. On 31 March 2026, the transaction completed and Shionogi increased its economic interest to 21.7% and GSK maintained its 78.3% economic interest. ViiV Healthcare issued new shares to Shionogi for consideration of $2.125 billion, and cancelled Pfizer’s holding in ViiV Healthcare, returning $1.875 billion to Pfizer. GSK received a special dividend of $0.250 billion (£187 million). Further, on completion GSK extinguished the Pfizer put option liability through retained earnings. The put option liability was £822 million as at 31 December 2025 and was remeasured immediately prior to completion, on the same methodology as at 31 December 2025, with the £33 million change in the liability recognised as an Adjusting item through other operating income/(expense).
Earnings for the year are allocated to the two shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3% and Shionogi 21.7%) and their entitlement to preferential dividends, which are determined by the performance of certain products attributable to each shareholder. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2025.
As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.
Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the six months ended 30 June 2026 were £710 million.
As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.
Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 86 and 87 of the Annual Report 2025.

The reconciliations between Total results and Core results for Q2 2026 and Q2 2025 are set out below.

Three months ended 30 June 2026

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	8,409						8,409
Cost of sales	(2,266)	169	190	4		5	(1,898)
Gross profit	6,143	169	190	4		5	6,511
Selling, general and administration	(2,202)			5	5	(2)	(2,194)
Research and development	(3,466)	26	1,705	14			(1,721)
Royalty income	204						204
Other operating income/(expense)	(198)				486	(288)	–
Operating profit	481	195	1,895	23	491	(285)	2,800
Net finance expense	(124)					3	(121)
Share of after tax profit/(loss) of associates and joint ventures	(3)						(3)
Profit before taxation	354	195	1,895	23	491	(282)	2,676
Taxation	199	(42)	(466)	(5)	(111)	(32)	(457)
Tax rate %	(56.2%)						17.1%
Profit after taxation	553	153	1,429	18	380	(314)	2,219
Profit attributable to non-controlling interests	118				73		191
Profit/(loss) attributable to shareholders	435	153	1,429	18	307	(314)	2,028
	553	153	1,429	18	380	(314)	2,219
Earnings per share	10.8p	3.8p	35.7p	0.4p	7.6p	(7.8p)	50.5p
Weighted average number of shares (millions)	4,014						4,014

Three months ended 30 June 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	7,986						7,986
Cost of sales	(2,165)	173				6	(1,986)
Gross profit	5,821	173				6	6,000
Selling, general and administration	(2,140)			8	1	38	(2,093)
Research and development	(2,024)	21	476	4		1	(1,522)
Royalty income	246						246
Other operating income/(expense)	120			1	(89)	(32)	–
Operating profit	2,023	194	476	13	(88)	13	2,631
Net finance expense	(134)					9	(125)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)
Profit before taxation	1,887	194	476	13	(88)	22	2,504
Taxation	(241)	(54)	(119)	(3)	(28)	6	(439)
Tax rate %	12.8%						17.5%
Profit after taxation	1,646	140	357	10	(116)	28	2,065
Profit attributable to non-controlling interests	203				(28)		175
Profit/(loss) attributable to shareholders	1,443	140	357	10	(88)	28	1,890
	1,646	140	357	10	(116)	28	2,065
Earnings per share	35.5p	3.4p	8.8p	0.3p	(2.2p)	0.7p	46.5p
Weighted average number of shares (millions)	4,063						4,063

Adjusting items Q2 2026

Intangible asset impairments
Impairments of £1,895 million (Q2 2025: £476 million) were incurred primarily relating to camlipixant (£1,334 million) following GSK's decision not to progress further development of camlipixant in RCC, based on the aggregate data from the CALM-1 and CALM-2 phase III trials. The recoverable amount of camlipixant, based on value in use for the IBS indication is £104 million, which is the carrying value as at 30 June 2026.

In addition, a full impairment of £371 million was recognised following the termination of assets under the Alector collaboration, driven by the outcome of clinical trials.

Major restructuring and integration
Charges of £23 million (Q2 2025: £13 million) were incurred relating to ongoing projects categorised as Major restructuring programmes and integration costs, analysed as follows:

	Q2 2026			Q2 2025
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Significant acquisitions	22	–	22	7	–	7
Legacy programmes	–	1	1	3	3	6
	22	1	23	10	3	13

Integration costs of significant acquisitions relate predominantly to integration activities for RAPT acquired in Q1 2026, with smaller incremental costs attributed to earlier acquisitions - Affinivax Inc. (Affinivax) in Q3 2022, BELLUS Health Inc. (Bellus) in Q2 2023, and BP Asset IX in Q3 2025.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £491 million (Q2 2025: £88 million credit), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities.

Charge/(credit)	Q2 2026 £m	Q2 2025 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	392	(127)
ViiV Healthcare put options and Pfizer preferential dividends	–	(29)
Contingent consideration on former Novartis Vaccines business	14	57
Contingent consideration on acquisition of Affinivax	6	7
Other contingent consideration	74	3
Other adjustments	5	1
Total transaction-related charges/(credits)	491	(88)

The £392 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi driven by updated sales forecasts and net other remeasurements of £301 million and the unwind of the discount for £91 million.

Divestments, Significant legal charges, and other items

Divestments, Significant legal charges, and other items included net other operating income of £288 million (Q2 2025: £32 million) primarily related to proceeds from the divestment of linerixibat.
Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

The reconciliations between Total results and Core results for H1 2026 and H1 2025 are set out below.

Six months ended 30 June 2026

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	16,038						16,038
Cost of sales	(4,141)	334	190	6		12	(3,599)
Gross profit	11,897	334	190	6		12	12,439
Selling, general and administration	(4,321)			25	19	103	(4,174)
Research and development	(5,158)	51	1,877	16			(3,214)
Royalty income	399						399
Other operating income/(expense)	(43)				751	(708)	–
Operating profit	2,774	385	2,067	47	770	(593)	5,450
Net finance expense	(269)					5	(264)
Share of after tax profit/(loss) of associates and joint ventures	(7)						(7)
Profit before taxation	2,498	385	2,067	47	770	(588)	5,179
Taxation	(106)	(83)	(495)	(10)	(201)	(20)	(915)
Tax rate %	4.2%						17.7%
Profit after taxation	2,392	302	1,572	37	569	(608)	4,264
Profit attributable to non-controlling interests	220				144		364
Profit/(loss) attributable to shareholders	2,172	302	1,572	37	425	(608)	3,900
	2,392	302	1,572	37	569	(608)	4,264
Earnings per share	54.1p	7.5p	39.1p	0.9p	10.6p	(15.1p)	97.1p
Weighted average number of shares (millions)	4,018						4,018

Six months ended 30 June 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	15,502						15,502
Cost of sales	(4,102)	371		11		8	(3,712)
Gross profit	11,400	371		11		8	11,790
Selling, general and administration	(4,210)			16	9	32	(4,153)
Research and development	(3,486)	42	540	5			(2,899)
Royalty income	426						426
Other operating income/(expense)	109			1	(87)	(23)	–
Operating profit	4,239	413	540	33	(78)	17	5,164
Net finance expense	(242)					16	(226)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)
Profit before taxation	3,995	413	540	33	(78)	33	4,936
Taxation	(577)	(105)	(135)	(8)	(58)	10	(873)
Tax rate %	14.4%						17.7%
Profit after taxation	3,418	308	405	25	(136)	43	4,063
Profit attributable to non-controlling interests	351				(14)		337
Profit/(loss) attributable to shareholders	3,067	308	405	25	(122)	43	3,726
	3,418	308	405	25	(136)	43	4,063
Earnings per share	75.3p	7.6p	9.9p	0.6p	(3.0p)	1.0p	91.4p
Weighted average number of shares (millions)	4,076						4,076

Adjusting items H1 2026

Intangible asset impairments
Impairments of £2,067 million (H1 2025: £540 million) were incurred primarily relating to camlipixant £1,334 million in Q2 2026 following GSK's decision not to progress further development of camlipixant in RCC, based on the aggregate data from the CALM-1 and CALM-2 phase III trials.
In addition, a full impairment of £371 million was recognised in Q2 2026 following the termination of assets under the Alector collaboration, driven by the outcome of clinical trials.

Major restructuring and integration
Charges of £47 million (H1 2025: £33 million) were incurred relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	H1 2026			H1 2025
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Significant acquisitions	44	–	44	8	–	8
Legacy programmes	2	1	3	10	15	25
	46	1	47	18	15	33

The Significant acquisitions programme incurred cash charges of £44 million primarily from integration activities for RAPT acquired in Q1 2026, with smaller incremental costs attributed to earlier acquisitions - Affinivax Inc. (Affinivax) in Q3 2022, BELLUS Health Inc. (Bellus) in Q2 2023, and BP Asset IX in Q3 2025.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £770 million (H1 2025: £78 million net credit), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities.

Charge/(credit)	H1 2026 £m	H1 2025 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	680	(88)
ViiV Healthcare put options and Pfizer preferential dividends	(33)	(89)
Contingent consideration on former Novartis Vaccines business	–	109
Contingent consideration on acquisition of Affinivax	7	(26)
Other contingent consideration	97	7
Other adjustments	19	9
Total transaction-related charges	770	(78)

The £680 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by updated sales forecasts and net other remeasurements of £487 million and the unwind of the discount for £193 million.
The £33 million credit on the ViiV put option and Pfizer preferential dividend relates to the remeasurement of the put option with Pfizer. The agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare held by Pfizer was replaced with an investment by Shionogi completed on 31 March 2026 and as a result GSK extinguished the Pfizer put option liability through retained earnings. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 15.

Significant legal charges, Divestments, and other items
Divestments, Significant legal charges, and other items included net other operating income of £708 million (YTD 2025: £23 million) primarily related to profit on the sale of the Rockville manufacturing facility, including £375m reclassified from the foreign currency translation reserve to the income statement on disposal of the related subsidiary, and proceeds from the divestment of linerixibat. This was partly offset by amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of subsidiaries.

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Financial information

Income statement

	Q2 2026 £m	Q2 2025 £m	H1 2026 £m	H1 2025 £m

TURNOVER	8,409	7,986	16,038	15,502

Cost of sales	(2,266)	(2,165)	(4,141)	(4,102)
Gross profit	6,143	5,821	11,897	11,400

Selling, general and administration	(2,202)	(2,140)	(4,321)	(4,210)
Research and development	(3,466)	(2,024)	(5,158)	(3,486)
Royalty income	204	246	399	426
Other operating income/(expense)	(198)	120	(43)	109

OPERATING PROFIT	481	2,023	2,774	4,239

Finance income	58	50	80	104
Finance expense	(182)	(184)	(349)	(346)
Share of after tax profit/(loss) of associates and joint ventures	(3)	(2)	(7)	(2)

PROFIT BEFORE TAXATION	354	1,887	2,498	3,995

Taxation	199	(241)	(106)	(577)
Tax rate %	(56.2%)	12.8%	4.2%	14.4%

PROFIT AFTER TAXATION	553	1,646	2,392	3,418
Profit attributable to non-controlling interests	118	203	220	351
Profit attributable to shareholders	435	1,443	2,172	3,067
	553	1,646	2,392	3,418

EARNINGS PER SHARE	10.8p	35.5p	54.1p	75.3p
Diluted earnings per share	10.7p	35.1p	53.4p	74.4p

Statement of comprehensive income

	Q2 2026 £m	Q2 2025 £m	H1 2026 £m	H1 2025 £m

Total profit for the period	553	1,646	2,392	3,418

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(23)	129	(82)	267
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	–	(7)	(266)	(8)
Fair value movements on cash flow hedges	7	(52)	38	(56)
Cost of hedging	(4)	5	(3)	9
Reclassification of cash flow hedges to income statement	(1)	53	(15)	48
Deferred tax on fair value movements on cash flow hedges	–	–	(1)	–
	(21)	128	(329)	260

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	(15)	3	(23)
Share of the other comprehensive income of associates and joint ventures	30	–	44	–
Fair value movements on equity investments	(18)	87	(56)	(34)
Tax on fair value movements on equity investments	(5)	(11)	(2)	(4)
Fair value movements on cash flow hedges	4	–	4	–
Fair value movements on fair value hedges	(17)	–	–	–
Remeasurement gains/(losses) on defined benefit plans	284	18	367	74
Tax (charge)/credit on remeasurement of defined benefit plans	(68)	(2)	(89)	(16)
	209	77	271	(3)

Other comprehensive income/(expense) for the period	188	205	(58)	257

Total comprehensive income for the period	741	1,851	2,334	3,675

Total comprehensive income for the period attributable to:
Shareholders	624	1,663	2,111	3,347
Non-controlling interests	117	188	223	328
	741	1,851	2,334	3,675

Balance sheet

	30 June 2026 £m	31 December 2025 £m
ASSETS
Non-current assets
Property, plant and equipment	9,358	9,322
Right of use assets	674	726
Goodwill	7,381	7,018
Other intangible assets	16,802	16,748
Investments in associates and joint ventures	101	89
Other investments	854	1,037
Deferred tax assets	6,339	6,520
Derivative financial instruments	17	–
Other non-current assets	2,653	2,148

Total non-current assets	44,179	43,608

Current assets
Inventories	6,282	5,924
Current tax recoverable	368	288
Trade and other receivables	7,706	7,471
Derivative financial instruments	92	121
Liquid investments	1	9
Cash and cash equivalents	3,105	3,397
Assets held for sale	5	300

Total current assets	17,559	17,510

TOTAL ASSETS	61,738	61,118

LIABILITIES
Current liabilities
Short-term borrowings	(4,291)	(3,012)
Contingent consideration liabilities	(1,376)	(1,348)
Trade and other payables	(14,342)	(15,381)
Derivative financial instruments	(157)	(75)
Current tax payable	(524)	(498)
Short-term provisions	(844)	(938)
Liabilities relating to assets held for sale	–	(139)

Total current liabilities	(21,534)	(21,391)

Non-current liabilities
Long-term borrowings	(13,947)	(14,708)
Deferred tax liabilities	(303)	(291)
Pensions and other post-employment benefits	(1,618)	(1,687)
Derivative financial instruments	(55)	(67)
Other provisions	(610)	(610)
Contingent consideration liabilities	(5,405)	(5,385)
Other non-current liabilities	(1,089)	(1,023)

Total non-current liabilities	(23,027)	(23,771)

TOTAL LIABILITIES	(44,561)	(45,162)

NET ASSETS	17,177	15,956

EQUITY
Share capital	1,349	1,349
Share premium account	3,507	3,498
Retained earnings	11,464	10,209
Other reserves	1,325	1,321

Shareholders’ equity	17,645	16,377

Non-controlling interests	(468)	(421)

TOTAL EQUITY	17,177	15,956

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2026	1,349	3,498	10,209	1,321	16,377	(421)	15,956

Profit for the period			2,172		2,172	220	2,392
Other comprehensive income /(expense) for the period			(67)	6	(61)	3	(58)

Total comprehensive income/(expense) for the period			2,105	6	2,111	223	2,334

Dividend distributions to non-controlling interests						(272)	(272)
Derecognition of liabilities with non-controlling interests			789		789		789
Contributions from non-controlling interests			187		187	1,399	1,586
Other distributions to non-controlling interests						(1,399)	(1,399)
Dividends to shareholders			(1,370)		(1,370)		(1,370)
Realised after tax profit/(losses) on disposal or liquidation of equity investments			102	(102)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			15	(15)			–
Shares issued		9			9		9
Purchase of treasury shares			(634)		(634)		(634)
Write-down on shares held by ESOP Trusts			(119)	119			–
Share-based incentive plans			180		180		180
Changes to non-controlling interests						2	2
Hedging gain/loss after taxation transferred to non-financial assets				(4)	(4)		(4)
At 30 June 2026	1,349	3,507	11,464	1,325	17,645	(468)	17,177

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the period			3,067		3,067	351	3,418
Other comprehensive income /(expense) for the period			300	(20)	280	(23)	257

Total comprehensive income/(expense) for the period			3,367	(20)	3,347	328	3,675

Dividend distributions to non-controlling interests						(180)	(180)
Dividends to shareholders			(1,268)		(1,268)		(1,268)
Realised after tax profit/(losses) on disposal or liquidation of equity investments			3	(3)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			(1)	1			–
Shares issued	1	13			14		14
Purchase of treasury shares(*)			(1,155)		(1,155)		(1,155)
Write-down of shares held by ESOP Trusts			(127)	127			–
Share-based incentive plans			182		182		182
At 30 June 2025	1,349	3,486	8,797	1,159	14,791	(437)	14,354

(*) Included shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the period.

Cash flow statement six months ended 30 June 2026

	H1 2026 £m	H1 2025 £m

Profit after tax	2,392	3,418
Tax on profits	106	577
Share of after tax loss/(profit) of associates and joint ventures	7	2
Net finance expense	269	242
Depreciation, amortisation, impairments and other adjusting items	2,753	1,982
(Increase)/decrease in working capital	(1,098)	(1,253)
Contingent consideration paid	(749)	(668)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	576	(566)
Cash generated from operations	4,256	3,734
Taxation paid	(425)	(493)
Total net cash inflow/(outflow) from operating activities	3,831	3,241
Cash flow from investing activities
Purchase of property, plant and equipment	(549)	(464)
Proceeds from sale of property, plant and equipment	30	6
Purchase of intangible assets	(547)	(617)
Proceeds from sale of intangible assets	355	76
Purchase of equity investments	(25)	(45)
Proceeds from sale of equity investments	164	18
Purchase of businesses, net of cash acquired	(2,083)	(800)
Contingent consideration paid	(8)	(6)
Disposal of businesses	260	(29)
Interest received	78	92
(Increase)/decrease in liquid investments	9	–
Dividends and distributions from joint ventures and associates	25	–
Dividend and distributions from investments	36	–
Total net cash inflow/(outflow) from investing activities	(2,255)	(1,769)
Cash flow from financing activities
Issue of share capital	9	14
Repayment of long-term loans	(865)	(1,409)
Issue of long-term notes	–	1,983
Net increase/(decrease) in short-term loans	1,466	637
Increase in other short-term loans	9	102
Repayment of other short-term loans	(60)	(269)
Repayment of lease liabilities	(106)	(110)
Interest paid	(343)	(325)
Dividends paid to shareholders	(1,370)	(1,268)
Purchase of treasury shares	(634)	(808)
Dividend distributions to non-controlling interests	(252)	(180)
Other distributions to non-controlling interest	(1,399)	–
Contributions from non-controlling interests	1,588	–
Other financing items	80	119
Total net cash inflow/(outflow) from financing activities	(1,877)	(1,514)
Increase/(decrease) in cash and bank overdrafts in the period	(301)	(42)
Cash and bank overdrafts at beginning of the period	3,207	3,403
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026(1)	43	–
Cash and bank overdrafts at beginning of the period, as adjusted	3,250	3,403
Exchange adjustments	(5)	(37)
Increase/(decrease) in cash and bank overdrafts in the period	(301)	(42)
Cash and bank overdrafts at end of the period	2,944	3,324
Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,105	3,599
Overdrafts	(161)	(275)
	2,944	3,324
(1) For further details see page 31

Sales tables

Specialty Medicines turnover – three months ended 30 June 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	2,078	11	10	1,459	13	14	407	7	4	212	–	(2)
Dolutegravir products	1,441	4	3	907	4	5	342	5	3	192	(1)	(6)
Dovato	749	14	13	418	13	14	230	14	12	101	20	17
Juluca	170	8	8	139	9	9	28	–	–	3	–	–
Tivicay	318	(5)	(6)	196	–	1	55	(5)	(9)	67	(15)	(22)
Triumeq	204	(15)	(15)	154	(12)	(11)	29	(24)	(24)	21	(22)	(30)
Long Acting Injectables	593	34	35	514	34	35	61	22	20	18	100	89
Apretude	140	39	39	134	33	34	2	–	–	4	–	–
Cabenuva	453	33	33	380	35	36	59	18	16	14	56	56
Other	44	(15)	(12)	38	3	(3)	4	(20)	(60)	2	(80)	(20)
Respiratory, Immunology & Inflammation	1,135	18	19	772	22	23	170	10	8	193	11	13
Benlysta	498	10	11	411	10	11	38	19	16	49	4	6
Exdensur	18	–	–	10	–	–	1	–	–	7	–	–
Nucala	610	22	23	352	34	35	133	5	2	125	16	18
Other	9	(37)	(29)	(1)	(100)	–	(2)	59	59	12	(37)	(37)
Oncology	569	18	17	360	7	7	148	29	26	61	85	91
Blenrep	36	>100	>100	16	–	–	12	>100	>100	8	–	–
Jemperli	248	27	27	175	18	18	53	47	44	20	67	75
Ojjaara/Omjjara	187	36	36	127	20	21	37	54	54	23	>100	>100
Zejula	101	(33)	(34)	41	(49)	(49)	48	(16)	(18)	12	(8)	(8)
Other	(3)	40	40	1	–	(100)	(2)	67	50	(2)	(100)	–
Specialty Medicines	3,782	14	14	2,591	15	15	725	12	9	466	11	11

Specialty Medicines turnover – six months ended 30 June 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	3,902	9	10	2,679	11	14	806	7	3	417	(1)	(1)
Dolutegravir products	2,736	2	3	1,676	2	6	682	5	2	378	(2)	(2)
Dovato	1,415	16	16	775	14	18	452	16	12	188	19	19
Juluca	316	–	2	253	1	4	58	(2)	(5)	5	(17)	–
Tivicay	629	(3)	(2)	374	1	5	112	(3)	(7)	143	(11)	(14)
Triumeq	376	(23)	(21)	274	(20)	(17)	60	(28)	(30)	42	(30)	(28)
Long Acting Injectables	1,081	31	34	931	31	36	117	22	19	33	74	68
Apretude	260	37	41	251	34	38	2	–	–	7	>100	>100
Cabenuva	821	29	32	680	30	35	115	20	17	26	53	53
Other	85	(11)	(7)	72	3	7	7	(22)	(33)	6	(63)	(56)
Respiratory, Immunology & Inflammation	2,025	15	17	1,306	15	19	346	14	9	373	13	17
Benlysta	882	9	12	713	9	12	75	19	14	94	3	8
Exdensur	29	–	–	19	–	–	2	–	–	8	–	–
Nucala	1,094	16	18	574	21	25	274	9	5	246	15	19
Other	20	32	45	–	–	–	(5)	54	54	25	(4)	4
Oncology	1,081	20	22	695	11	14	274	30	26	112	87	95
Blenrep	59	>100	>100	30	–	–	20	>100	>100	9	–	–
Jemperli	480	30	33	352	24	28	88	40	35	40	82	91
Ojjaara/Omjjara	331	32	35	221	11	14	73	92	87	37	>100	>100
Zejula	215	(24)	(23)	92	(36)	(34)	97	(14)	(17)	26	–	4
Other	(4)	43	43	–	–	–	(4)	43	29	–	–	–
Specialty Medicines	7,008	12	14	4,680	12	16	1,426	12	9	902	11	13

Vaccines turnover – three months ended 30 June 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	888	4	3	245	2	–	434	21	18	209	(17)	(14)
Shingrix	888	4	3	245	2	–	434	21	18	209	(17)	(14)
Meningitis	462	22	21	156	8	9	173	10	7	133	71	73
Bexsero	331	17	17	81	4	4	170	10	7	80	63	67
Menveo	98	7	8	64	(3)	(2)	2	–	–	32	33	33
Penmenvy	11	–	–	11	–	–	–	–	–	–	–	–
Other	22	>100	>100	–	–	–	1	–	–	21	>100	>100
RSV	192	>100	>100	65	86	89	30	67	67	97	>100	>100
Arexvy	192	>100	>100	65	86	89	30	67	67	97	>100	>100
Influenza	11	83	100	–	–	–	1	–	–	10	67	83
Fluarix, FluLaval	11	83	100	–	–	–	1	–	–	10	67	83
Other Paediatric & Adult Vaccines	731	(7)	(8)	313	6	6	180	5	3	238	(26)	(27)
Boostrix	202	18	19	138	35	38	39	–	(5)	25	(17)	(17)
Hepatitis	153	(1)	(1)	71	(8)	(8)	48	(4)	(6)	34	26	26
Infanrix, Pediarix	109	(13)	(14)	55	(19)	(18)	32	19	15	22	(27)	(33)
Priorix, Priorix Tetra,Varilrix	73	(14)	(16)	10	–	10	29	–	3	34	(26)	(35)
Rotarix	126	(5)	(6)	35	21	17	29	7	4	62	(19)	(18)
Other	68	(43)	(45)	4	(60)	(90)	3	>100	>100	61	(45)	(45)
Vaccines	2,284	9	8	779	9	9	818	16	13	687	3	3

Vaccines turnover – six months ended 30 June 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	1,914	11	12	634	3	7	895	38	33	385	(16)	(12)
Shingrix	1,914	11	12	634	3	7	895	38	33	385	(16)	(12)
Meningitis	797	9	9	261	(2)	2	329	12	7	207	23	26
Bexsero	594	11	11	137	(7)	(5)	324	12	8	133	40	45
Menveo	163	(10)	(8)	107	(9)	(6)	4	–	–	52	(12)	(14)
Penmenvy	17	–	–	17	–	–	–	–	–	–	–	–
Other	23	53	47	–	–	–	1	–	(100)	22	57	57
RSV	257	78	75	83	(8)	(4)	73	97	92	101	>100	>100
Arexvy	257	78	75	83	(8)	(4)	73	97	92	101	>100	>100
Influenza	21	>100	>100	4	>100	>100	1	100	100	16	45	55
Fluarix, FluLaval	21	>100	>100	4	>100	>100	1	100	100	16	45	55
Other Paediatric & Adult Vaccines	1,444	(9)	(8)	612	(4)	(1)	377	12	8	455	(25)	(25)
Boostrix	340	6	7	213	12	16	76	3	(1)	51	(12)	(14)
Hepatitis	308	(5)	(4)	141	(17)	(14)	104	8	5	63	7	7
Infanrix, Pediarix	231	(14)	(13)	125	(17)	(13)	60	9	5	46	(29)	(28)
Priorix, Priorix Tetra, Varilrix	163	(10)	(10)	32	(3)	3	67	16	14	64	(29)	(30)
Rotarix	266	(3)	(2)	92	11	14	59	–	(3)	115	(13)	(11)
Other	136	(37)	(39)	9	(36)	(57)	11	>100	>100	116	(43)	(43)
Vaccines	4,433	6	6	1,594	(1)	3	1,675	27	22	1,164	(8)	(7)

General Medicines turnover – three months ended 30 June 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,679	(10)	(10)	896	(17)	(17)	338	(1)	(4)	445	(1)	–
Anoro Ellipta	139	(5)	(5)	47	(28)	(28)	65	14	14	27	12	8
Flixotide/Flovent	90	(19)	(21)	57	(23)	(26)	13	(13)	(13)	20	(9)	(9)
Relvar/Breo Ellipta	231	(13)	(13)	81	(24)	(23)	78	(10)	(13)	72	(3)	1
Seretide/Advair	195	(3)	(3)	66	8	8	43	(4)	(9)	86	(9)	(9)
Trelegy Ellipta	775	(7)	(7)	561	(13)	(12)	87	9	6	127	12	14
Ventolin	130	(22)	(22)	55	(32)	(32)	26	(10)	(14)	49	(13)	(13)
Other Respiratory	119	(18)	(20)	29	(44)	(46)	26	(7)	(14)	64	(3)	(2)
Other General Medicines	664	(5)	(4)	42	(29)	(27)	161	12	8	461	(7)	(4)
Blujepa	–	–	–	–	–	–	–	–	–	–	–	–
Other General Medicines	664	(5)	(4)	42	(29)	(27)	161	12	8	461	(7)	(4)
General Medicines	2,343	(9)	(9)	938	(18)	(17)	499	3	–	906	(4)	(2)

General Medicines turnover – six months ended 30 June 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	3,273	(9)	(7)	1,688	(14)	(11)	696	–	(4)	889	(3)	(1)
Anoro Ellipta	267	(2)	(2)	88	(21)	(19)	129	14	12	50	4	4
Flixotide/Flovent	218	4	6	150	11	15	30	(9)	(12)	38	(10)	(10)
Relvar/Breo Ellipta	461	(13)	(12)	152	(27)	(24)	167	(7)	(10)	142	(3)	2
Seretide/Advair	383	(8)	(7)	121	3	7	87	(8)	(12)	175	(14)	(13)
Trelegy Ellipta	1,421	(6)	(3)	998	(11)	(8)	177	9	6	246	9	12
Ventolin	274	(22)	(21)	121	(36)	(33)	54	(8)	(12)	99	(4)	(3)
Other Respiratory	249	(14)	(14)	58	(33)	(32)	52	(7)	(12)	139	(5)	(3)
Other General Medicines	1,324	(10)	(8)	83	(27)	(25)	328	9	5	913	(14)	(10)
Blujepa	1	–	–	1	–	–	–	–	–	–	–	–
Other General Medicines	1,323	(10)	(8)	82	(28)	(25)	328	9	5	913	(14)	(10)
General Medicines	4,597	(9)	(7)	1,771	(15)	(12)	1,024	2	(1)	1,802	(9)	(6)

Commercial Operations turnover

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Three months ended 30 June 2026	8,409	5	5	4,308	5	5	2,042	11	8	2,059	1	2
Six months ended 30 June 2026	16,038	3	5	8,045	2	6	4,125	15	11	3,868	(4)	(2)

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer, who is the Chief Operating Decision Maker, as well as based on the responsibilities of the Executive Committee ("ExCom"). GSK reports results under two segments: Commercial Operations and Total R&D. The Group reviews its assessment of reportable segments on an ongoing basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. Details of adjusting items can be found on pages 14-19, including details of intangible asset impairments taken in Q2 2026.

Turnover by segment

	Q2 2026 £m	Q2 2025 £m	Growth AER %	Growth CER %	H1 2026 £m	H1 2025 £m	Growth AER %	Growth CER %

Commercial Operations (total turnover)	8,409	7,986	5	5	16,038	15,502	3	5

Operating profit by segment

	Q2 2026 £m	Q2 2025 £m	Growth AER %	Growth CER %	H1 2026 £m	H1 2025 £m	Growth AER %	Growth CER %

Commercial Operations	4,515	4,107	10	10	8,667	8,026	8	10
Research and Development	(1,561)	(1,467)	6	6	(2,989)	(2,820)	6	7

Segment profit	2,954	2,640	12	12	5,678	5,206	9	11
Corporate and other unallocated costs	(154)	(9)			(228)	(42)

Core operating profit	2,800	2,631	6	7	5,450	5,164	6	8
Adjusting items	(2,319)	(608)			(2,676)	(925)

Total operating profit	481	2,023	(76)	(75)	2,774	4,239	(35)	(31)

Finance income	58	50			80	104
Finance costs	(182)	(184)			(349)	(346)
Share of after tax profit/(loss) of associates and joint ventures	(3)	(2)			(7)	(2)

Profit before taxation	354	1,887	(81)	(80)	2,498	3,995	(37)	(34)

Commercial Operations

Core operating profit growth in Q2 2026 and H1 2026 primarily reflected higher turnover, favourable product and regional mix, and favourable net legal settlements and expenses in Q1 2026, partly offset by increased investment in asset launches, as well as lower royalty income in Q2 2026.

Total R&D

The Total R&D segment operating expense increased in Q2 2026 and H1 2026 reflecting progression across the portfolio. In Oncology, this included acceleration in work on ADCs Ris-Rez and Mo-Rez, and velzatinib. In Specialty Medicines, increased investment was driven by efimosfermin acquired in Q3 2025, depemokimab COPD indication and all indications of the anti-TSLP monoclonal antibody. Growth was partly offset by lower spend on bepirovirsen which was filed in Q1 2026. Investment also increased on clinical trial programmes associated with mRNA seasonal flu vaccines.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2025. At 30 June 2026, the Group’s aggregate provision for legal and other disputes (not including tax matters described on pages 7 and 8) was £232 million (31 December 2025: £210 million).
The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q1 2026 results:

Product Liability

Avandia

On 21 July 2026, the Third Circuit Court of Appeals vacated the district court’s decision certifying a class. The Third Circuit set forth the legal and evidentiary requirements that the third-party payor plaintiffs are required to satisfy for their claims to proceed as a class action and remanded the case to the district court for further proceedings consistent with the decision.

Zantac

On 13 April 2026, the Delaware Superior Court issued its decision granting summary judgment as to all remaining cases filed on or before 1 December 2025, as Plaintiffs have not demonstrated general causation, which is a required element of each of Plaintiffs’ cases. On 13 May 2026, Plaintiffs filed a notice of appeal of the summary judgment order. This appeal would apply to the six GSK cases that were pending at the time of the summary judgment decision.

As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the Federal MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. Oral argument was held on 10 October 2025. A decision is expected in H2 2026.

Commercial and corporate

Tesaro, Inc. v. AnaptysBio

The trial was held before the Delaware Chancery Court on 14-17 July 2026. The Court has requested the parties submit post-trial briefs in advance of a post-trial hearing which has been scheduled for 20 October 2026. A decision is expected in Q4 2026 or Q1 2027.

Zejula Royalty Dispute

In October 2012, Tesaro, Inc. (now a wholly owned subsidiary of GSK) entered into two worldwide patent license agreements with AstraZeneca UK Limited related to niraparib (later approved as Zejula). In May 2021, AstraZeneca filed a lawsuit against Tesaro in the High Court, England and Wales alleging that Tesaro failed to pay some of the royalties due under the license agreements. Tesaro filed a counterclaim based on a calculated overpayment. Trial was held the week of 6 March 2023 and judgment was entered against the Group on 5 April 2023. On 9 February 2024 the Court of Appeal ruled in the Group’s favour, overturning the trial court’s judgment and determining that only Zejula sales for uses falling within the licensed patents could be deemed royalty-bearing. AstraZeneca requested permission to appeal and on 28 May 2024, the UK Supreme Court rejected AstraZeneca’s request. Further proceedings would have determined the correct quantum of royalties in light of the Court of Appeal’s ruling. In July 2026, the parties agreed to a settlement. This matter has concluded.

Intellectual Property

Trelegy Ellipta

On 22 January 2026, GSK received a paragraph IV letter from Transpire relating to Trelegy Ellipta 100 mcg. On 6 March 2026, GSK filed suit in the U.S. District Court for the Southern District of Florida asserting infringement of the five Orange Book listed patents by Transpire’s proposed generic version of Trelegy Ellipta 100 mcg. A trial has been set for 22 February 2028.

On 7 May 2026, Transpire sent GSK a second Paragraph IV notice letter indicating that it had filed an ANDA seeking approval from the FDA to market a generic version of Trelegy Ellipta 200 mcg. On 16 June 2026, GSK filed suit in the U.S. District Court for the Southern District of Florida asserting infringement of the four Orange Book-listed patents by Transpire’s proposed generic version of Trelegy Ellipta 200 mcg. A case schedule has not yet been set.

Returns to shareholders

Quarterly dividends

The Board has declared a second interim dividend for Q2 2026 of 17p per share (Q2 2025: 16p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 17p per share for Q2 2026. The expected dividend for 2026 is 70p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Dividend dates	Ex-dividend date (Ordinary shares)	Ex-dividend date (ADRs)	Record date	Payment date
Q2 2026	13 August 2026	14 August 2026	14 August 2026	8 October 2026

Ordinary shareholders may participate in the dividend reinvestment plan (DRIP). The last date for DRIP elections is 17 September 2026. The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 6 October 2026. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

	Paid/ Payable	Pence per share	£m
2026
First interim	9 July 2026	17	683
Second interim	8 October 2026	17	681

2025
First interim	10 July 2025	16	650
Second interim	9 October 2025	16	646
Third interim	8 January 2026	16	643
Fourth interim	9 April 2026	18	727
		66	2,666

Share capital in issue

At 30 June 2026, 4,007 million shares (Q2 2025: 4,047 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The Company issued 0.1 million shares in the quarter (Q2 2025: 0.2 million) under employee share schemes for net proceeds of £1 million (Q2 2025: £2 million).

On 5 February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18 month period. This share buyback programme was completed on 26 June 2026, with a total of 124 million shares repurchased and being held as Treasury shares, at a cost of £2,011 million including transaction costs of £11 million.

The cost of shares repurchased in Q2 2026 was £294 million (Q2 2025: £549 million) including transaction costs of £1 million (Q2 2025: £4 million).

At 30 June 2026, the Company held 271 million Treasury shares at a cost of £4,580 million, of which 147 million shares at a cost of £2,571 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.

At 30 June 2026, the ESOP Trusts held 38.4 million shares, of which 37.8 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying amount of £168 million has been deducted from other reserves. The market value of these shares was £761 million.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Q2 2026 millions	Q2 2025 millions	H1 2026 millions	H1 2025 millions
Weighted average number of shares – basic	4,014	4,063	4,018	4,076
Dilutive effect of share options and share awards	48	47	48	47
Weighted average number of shares – diluted	4,062	4,110	4,066	4,123

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2026 and should be read in conjunction with the Annual Report 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This Results Announcement has been prepared in accordance with IAS 34 and applying consistent accounting policies to those applied by the Group in the Annual Report 2025, except for the adoption of the amendments to IFRS 9 and IFRS 7 as set out below. Other minor amendments to IFRS Accounting Standards which were effective from 1 January 2026 did not have a material impact on the Group accounting policies or Group financial statements.

●
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7: the amendments to IFRS 9 ‘Financial Instruments’, clarify the timing of recognition and derecognition of a financial asset or financial liability, with a permitted exception relating to a financial liability paid through an electronic payment system which may be derecognised prior to its settlement date where specific conditions are met. GSK has adopted these new requirements for the reporting period beginning on 1 January 2026 and elected to derecognise financial liabilities paid through an electronic payment system when the required conditions have been met. The impact on the Group’s financial statements on transition as at 1 January 2026 is disclosed below and primarily relates to cheques which were issued but had not yet cleared from the bank account before the transition date. As permitted under the transition requirements, the Group has elected not to restate the comparative information to reflect the application of these amendments.

	As at 1 January 2026 £m	Adjustment on initial application of amendments to IFRS 9 and IFRS 7 £m	As at 1 January 2026 as adjusted £m
Trade and other payables	(15,381)	(43)	(15,424)
Bank overdrafts (within short-term borrowings)	(190)	29	(161)
Cash and cash equivalents	3,397	14	3,411

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2025.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2025 were published in the Annual Report 2025, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Contingent liabilities
There were contingent liabilities at 30 June 2026 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 29, and pages 269 to 272 of the 2025 Annual Report.

Net assets
The book value of net assets increased by £1,221 million from £15,956 million at 31 December 2025 to £17,177 million at 30 June 2026. This primarily reflected contribution from Total comprehensive income for the period and the special dividend from the ViiV Healthcare shareholding restructure, partly offset by dividends paid to shareholders, shares repurchased under the share buyback programme and associated transaction costs.
At 30 June 2026, the net surplus on the Group’s pension plans was £563 million compared with a net surplus of £229 million at 31 December 2025. This movement was primarily driven by an increase in the UK discount rate from 5.5% to 6.0%, which was partially offset by an increase to the UK inflation rate from 2.7% to 2.8%.
The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £nil (31 December 2025: £822 million). The put option liability was fully derecognised at 31 March 2026 as Pfizer has exited its shareholding in ViiV Healthcare.

Contingent consideration amounted to £6,781 million at 30 June 2026 (31 December 2025: £6,733 million) as follows:

	Group 30 June 2026 £m	Group 31 December 2025 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,403	5,433
Former Novartis Vaccines business acquisition	626	651
BP Asset IX, Inc. acquisition	301	231
Affinivax acquisition	229	219
Others	222	199
Contingent consideration liability at end of the period	6,781	6,733

Of the contingent consideration payable to Shionogi at 30 June 2026, £1,232 million (31 December 2025: £1,194 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2026	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,433	6,733
Remeasurement through income statement and other movements	680	805
Cash payments: operating cash flows	(710)	(749)
Cash payments: investing activities	–	(8)
Contingent consideration at end of the period	5,403	6,781

H1 2025	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	6,061	7,280
Additions	–	58
Remeasurement through income statement and other movements	(88)	(88)
Cash payments: operating cash flows	(650)	(668)
Cash payments: investing activities	–	(6)
Contingent consideration at end of the period	5,323	6,576

Business acquisitions

On 3 March 2026, GSK completed the acquisition of 100% of the outstanding equity of RAPT Therapeutics, Inc. ("RAPT") a California-based clinical stage biopharmaceutical company dedicated to developing novel therapies for patients living with inflammatory and immunologic diseases. The acquisition includes ozureprubart, a long-acting anti-immunoglobulin E (IgE) monoclonal antibody, currently in phase IIb clinical development for prophylactic protection against food allergens.
Under the terms of the agreement, GSK paid RAPT shareholders US$58.00 per share at closing, for an aggregate payment of US$2.3 billion (£1.7 billion), including transaction fees. Net of cash acquired, GSK's upfront investment was approximately US$1.9 billion (£1.4 billion).
The transaction gives GSK the global rights to the ozureprubart programme, excluding mainland China, Macau, Taiwan and Hong Kong. GSK will also be responsible for success-based milestone and royalty payments for ozureprubart owed to RAPT's partner, Shanghai Jeyou Pharmaceutical Co., Ltd.
On 14 April 2026, GSK completed the acquisition of 100% of 35Pharma, Inc. ("35Pharma") a Canada-based, private, clinical-stage biopharmaceutical company specialised in the development of novel protein-based therapeutics. The acquisition provides global rights to HS235, a potential best-in-class activin signalling inhibitor being developed for the treatment of pulmonary hypertension.
Total consideration was US$1.0 billion (£755 million), comprising an upfront payment of US$987 million (£730 million) as adjusted for working capital and other customary closing adjustments and US$34 million (£25 million) of deferred consideration. Net of cash acquired, GSK's net cash investment was US$944 million (£699 million).
During the period to 30 June 2026, no sales arising from the RAPT or 35Pharma's businesses were included in Group turnover and no revenue is expected until regulatory approval is received on the acquired assets.
GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The impact on Total profit after taxation for the period ended 30 June 2026 from these acquisitions was immaterial. The development of these assets will be integrated into the Group’s existing R&D activities, after which it will be impracticable to quantify these development costs or the impact on Total profit after taxation.
The initial acquisition accounting was reflected in the second quarter of 2026 on a preliminary basis, the values below are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2026.
Goodwill of £311 million (£211 million for RAPT and £100 million for 35Pharma) has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s Commercial Operations and R&D segments. None of the goodwill is expected to be deductible for tax purposes.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

	RAPT	35Pharma	Total
	£m	£m	£m
Net assets acquired:
Intangible assets	1,457	703	2,160
Property, plant & equipment	1	–	1
Cash and cash equivalents	281	56	337
Other net liabilities	(13)	–	(13)
Deferred tax liabilities	(252)	(104)	(356)
	1,474	655	2,129
Goodwill	211	100	311
Total consideration	1,685	755	2,440

Of the total £2.4 billion consideration (£1.7 billion for RAPT and £0.7 billion for 35Pharma), £20 million of deferred consideration for 35Pharma was unpaid as at 30 June 2026.

Net debt information

Reconciliation of cash flow to movements in net debt

	H1 2026 £m	H1 2025 £m
Total Net debt at beginning of the period	(14,453)	(13,095)
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026(1)	43	–
Total Net debt at beginning of the period, as adjusted	(14,410)	(13,095)
Increase/(decrease) in cash and bank overdrafts	(301)	(42)
Increase/(decrease) in liquid investments	(9)	–
Repayment of long-term loans	865	1,409
Issue of long-term notes	–	(1,983)
Net decrease/(increase) in short-term loans	(1,466)	(637)
Increase in other short-term loans	(9)	(102)
Repayment of other short-term loans	60	269
Repayment of lease liabilities	106	110
Disposal of lease liabilities related to assets held for sale	136	–
Net debt of subsidiary undertakings acquired	(2)	(1)
Exchange adjustments	(76)	428
Other non-cash movements	(26)	(91)
Decrease/(increase) in Net debt	(722)	(640)
Total Net debt at end of the period	(15,132)	(13,735)

(1) For further details see page 31

Net debt analysis

	30 June 2026 £m	31 December 2025 £m
Liquid investments	1	9
Cash and cash equivalents	3,105	3,397
Short-term borrowings	(4,291)	(3,012)
Long-term borrowings	(13,947)	(14,708)
Liabilities relating to assets held for sale	–	(139)
Total Net debt at the end of the period	(15,132)	(14,453)

Free cash flow reconciliation

	Q2 2026 £m	Q2 2025 £m	H1 2026 £m	H1 2025 £m

Net cash inflow/(outflow) from operating activities	2,690	2,096	3,831	3,241
Purchase of property, plant and equipment	(328)	(256)	(549)	(464)
Proceeds from sale of property, plant and equipment	3	5	30	6
Purchase of intangible assets	(325)	(377)	(547)	(617)
Proceeds from disposals of intangible assets	293	–	355	76
Net finance costs	(225)	(217)	(265)	(233)
Dividends and distributions from associates and joint ventures	25	–	25	–
Contingent consideration paid (reported in investing activities)	(4)	(3)	(8)	(6)
Dividend distributions to non-controlling interests	(137)	(122)	(252)	(180)
Other distributions to non-controlling interest	–	–	(1,399)	–
Contributions from non-controlling interests	2	–	1,588	–
Free cash inflow/(outflow)	1,994	1,126	2,809	1,823

Post balance sheet events
On 9 June 2026, GSK entered into an agreement to acquire Nuvalent, Inc. ("Nuvalent"), a Boston-based clinical-stage biopharmaceutical company focused on creating precisely targeted oncology therapies. Nuvalent’s lead assets, zidesamtinib and neladalkib, are late-stage, potential best-in-class ROS1 and ALK inhibitors for treatment of non-small cell lung cancer (NSCLC). In July 2026, the US FDA approved zidesamtinib for the treatment of adult patients with locally advanced or metastatic ROS1-positive NSCLC who received a prior ROS1 kinase inhibitor. Neladalkib is currently under FDA review.
Under the agreement, GSK acquired Nuvalent for $124.00 per share in cash, representing an aggregate equity value of approximately $10.6 billion (£8.0 billion). Net of cash acquired, GSK’s aggregate investment is approximately $9.4 billion (£7.1 billion), which is funded primarily from new and existing debt facilities plus cash.
The transaction was subject to customary conditions, including the tender of the majority of Nuvalent’s outstanding shares of Class A common stock and applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US, and subsequently closed on 15 July 2026. Given the timing of the closure of the transaction, GSK expects to disclose the provisional accounting for the acquisition in the Q3 2026 Results Announcement.

Related party transactions
There were no material related party transactions entered into and there have been no material changes to the related party transactions disclosed on page 241 of the 2025 Annual Report.

Financial instruments fair value disclosures
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used and the asset or liability is classified as Level 1. Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2026	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	432	–	152	584
Trade and other receivables	–	2,448	–	2,448
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Current equity investments and other investments	–	–	270	270
Other non-current assets	–	–	29	29
Trade and other receivables	–	47	1	48
Held for trading derivatives that are not in a designated and effective hedging relationship	–	24	–	24
Cash and cash equivalents	1,732	–	–	1,732
Derivatives designated and effective as hedging instruments	–	85	–	85
	2,164	2,604	452	5,220

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(6,781)	(6,781)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(55)	–	(55)
Derivatives designated and effective as hedging instruments	–	(157)	–	(157)
	–	(212)	(6,781)	(6,993)

At 31 December 2025	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	592	–	196	788
Trade and other receivables	–	2,346	–	2,346
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Current equity investments and other investments	–	–	249	249
Other non-current assets	–	–	14	14
Trade and other receivables	–	41	15	56
Held for trading derivatives that are not in a designated and effective hedging relationship	–	15	–	15
Cash and cash equivalents	1,793	–	–	1,793
Derivatives designated and effective as hedging instruments	–	106	–	106
	2,385	2,508	474	5,367

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(6,733)	(6,733)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(54)	–	(54)
Derivatives designated and effective as hedging instruments	–	(88)	–	(88)
	–	(142)	(6,733)	(6,875)

Movements in the six months to 30 June 2026 and the six months to 30 June 2025 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m
At 1 January 2026	474	(6,733)
Gains/(losses) recognised in the income statement	4	(791)
Gains/(losses) recognised in other comprehensive income	106	–
Additions	27	–
Disposals and settlements	(165)	–
Payments in the period	–	757
Exchange adjustments	6	(14)
At 30 June 2026	452	(6,781)

At 1 January 2025	487	(7,280)
Gains/(losses) recognised in the income statement	(48)	30
Gains/(losses) recognised in other comprehensive income	(11)	–
Additions	48	(58)
Disposals and settlements	(12)	–
Payments in the period	–	674
Exchange adjustments	(31)	58
At 30 June 2025	433	(6,576)

Net losses of £787 million (H1 2025: £18 million) reported in other operating income were attributable to Level 3 financial instruments held at the end of the period. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods:

	30 June 2026 £m	31 December 2025 £m
Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,403	5,433
Former Novartis Vaccines business acquisition	626	651
BP Asset IX, Inc. acquisition	301	231
Affinivax acquisition	229	219
Others	222	199
Contingent consideration liability at end of the period	6,781	6,733

Discount rates:
Former Shionogi-ViiV Healthcare joint venture	8.0%	8.0%
Novartis Vaccines - Commercialised products	8.5%	8.0%
Novartis Vaccines - pipeline assets	9.5%	9.0%
BP Asset IX	9.5%	9.0%
Affinivax	9.5%	9.0%

Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies.
The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs and assumptions in the valuation models being future sales forecasts, probability of milestone success, the discount rate, the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2026.
The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.
The BP Asset IX contingent consideration is based upon three milestone payments, totalling $0.8 billion (£0.6 billion), which will be paid if certain clinical development and regulatory milestones are achieved.
The Affinivax contingent consideration is based upon two potential milestone payments, each of $0.6 billion (£0.5 billion) which will be paid if certain paediatric clinical development milestones are achieved.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.
Increase/(decrease) in liability	Shionogi- ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	BP Asset IX contingent consideration £m	Affinivax contingent consideration £m
10% increase in sales forecasts*	546	91	n/a	n/a
15% increase in sales forecasts*	814	136	n/a	n/a
10% decrease in sales forecasts*	(541)	(91)	n/a	n/a
15% decrease in sales forecasts*	(814)	(136)	n/a	n/a
1% increase in discount rate	(150)	(38)	(8)	(6)
1.5% increase in discount rate	(220)	(55)	(12)	(9)
1% decrease in discount rate	161	43	8	7
1.5% decrease in discount rate	244	67	13	10
10 cent appreciation of US Dollar	369	13	25	19
15 cent appreciation of US Dollar	577	20	38	29
10 cent depreciation of US Dollar	(316)	(11)	(21)	(16)
15 cent depreciation of US Dollar	(457)	(16)	(31)	(23)
10 cent appreciation of Euro	71	25	n/a	n/a
15 cent appreciation of Euro	110	39	n/a	n/a
10 cent depreciation of Euro	(58)	(21)	n/a	n/a
15 cent depreciation of Euro	(83)	(30)	n/a	n/a
10% increase in probability of milestone success	n/a	22	35	72
10% decrease in probability of milestone success	n/a	(11)	(35)	(34)

*The sales forecast is for ViiV Healthcare sales only in respect of the Shionogi-ViiV Healthcare contingent consideration.

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1, Level 2 or Level 3 fair value measurement categories.

The following methods and assumptions are used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Trade receivables carried at fair value – based on invoiced amount
●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds
●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

There are no material differences between the carrying amount of the Group's other financial assets and liabilities and their estimated fair value, with the exception of bonds, for which the carrying amount and fair value are set out in the table below:

	30 June 2026		31 December 2025
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Bonds in a designated hedging relationship	(5,584)	(5,446)	(6,524)	(6,388)
Other bonds	(9,075)	(9,069)	(8,973)	(9,104)
	(14,659)	(14,515)	(15,497)	(15,492)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Receivables and payables carried at amortised cost - approximates to the carrying amount
●	Liquid investments - approximates to the carrying amount
●	Cash and cash equivalents carried at amortised cost - approximates to the carrying amount
●	Short-term loans, overdrafts and commercial paper - approximates to the carrying amount because of the short maturity of these instruments
●
Long-term loans - based on quoted market prices (a level 1 fair value measurement) in the case of European and US Medium Term Notes; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	19	Respiratory, Immunology & Inflammation (4)
		●	Benlysta (anti-B lymphocyte stimulator (Blys) mAb) interstitial lung disease)
		●	Exdensur (ultra long-acting anti-IL5 biologic), eosinophilic granulomatosis with polyangiitis (EGPA), hyper-eosinophilic syndrome (HES), chronic obstructive pulmonary disease (COPD)
		●	efimosfermin (FGF21 analog) metabolic dysfunction-associated steatohepatitis (MASH)
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
Oncology (8)
		●	Blenrep (anti-BCMA ADC) 1L multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer (ph II registrational), head and neck cancer
		●	Jideytro (ROS-1 inhibitor) non-small cell lung cancer
		●	Zejula (PARP inhibitor) glioblastoma
		●	Mo-Rez (B7-H4 ADC) 2L+ advanced endometrial cancer and platinum resistant ovarian cancer
		●	neladalkib (ALK inhibitor) non-small cell lung cancer
		●	Ris-Rez (B7-H3 ADC) 2L extensive-stage small cell lung cancer
		●	velzatinib (KIT inhibitor) gastro-intestinal tumours
HIV (1)
		●	cabotegravir + rilpivirine (3x a year treatment) HIV
Infectious Diseases (6)
		●	Arexvy (RSV vaccine) RSV, adults 18 years of age and above
		●	bepirovirsen (HBV ASO) chronic hepatitis B
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	GSK'116 (varicella vaccine) varicella new seed, individuals 12 months of age and older
		●	GSK'371 (MMRV vaccine) MMRV new seed
		●	Shingrix (recombinant protein, adjuvanted vaccine) MACE
Total medicines and vaccines in all phases of clinical development	62
Total projects in clinical development (inclusive of all phases and indications)	92

Therapy area updates

The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology & Inflammation

efimosfermin (FGF21 analog)
Efimosfermin (GSK6519754) is an investigational, once-monthly subcutaneous injection of a long-acting variant of FGF21, designed to regulate key metabolic pathways to decrease liver fat, ameliorate liver inflammation, and reverse liver fibrosis in patients with metabolic dysfunction-associated steatohepatitis (MASH).
Efimosfermin is in phase III development for moderate and advanced fibrosis (F2 to F3) caused by MASH. In July 2026, GSK also started the phase III NEBULA trials which will investigate efimosfermin in compensated cirrhosis (F4) caused by MASH.
Efimosfermin has received Breakthrough Therapy Designations from the US Food and Drug Administration (FDA) and China’s Center for Drug Evaluation (CDE), as well as Priority Medicines (PRIME) Designation from the European Medicines Agency (EMA) for the treatment of MASH. Breakthrough Designation is designed to expedite the development and review of medicines for serious conditions, where preliminary clinical evidence indicates potential for substantial improvement over available therapy. PRIME designation provides scientific and regulatory support for medicines that have the potential to address significant unmet medical need.

Key phase III trials for efimosfermin:
Trial name (population)	Phase	Design	Timeline	Status
ZENITH-1 (metabolic dysfunction-associated steatohepatitis) NCT07221227	III
A phase III, randomized, double-blind, placebo-controlled, 3-arm study to investigate the safety and efficacy of efimosfermin alfa in participants with biopsy-confirmed F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting
ZENITH-2 (metabolic dysfunction-associated steatohepatitis) NCT07221188	III
A phase III, randomized, double-blind, placebo-controlled, 3-arm study to investigate the safety and tolerability of efimosfermin alfa in participants with known or suspected F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting
NEBULA-1 (metabolic dysfunction-associated steatohepatitis) NCT07701993	III
A phase III, double-blind, 2-arm study to investigate the safety and efficacy of efimosfermin alfa injection compared with placebo in adult participants with compensated cirrhosis (stage F4 fibrosis) due to metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q3 2026	Recruiting
NEBULA-2 (metabolic dysfunction-associated steatohepatitis) NCT07704892	III
A phase III, two-part, double-blind, randomized, placebo-controlled study to investigate the safety and efficacy of efimosfermin alfa injection in adult participants with biopsy-confirmed compensated cirrhosis (stage F4 fibrosis) due to metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q3 2026	Recruiting

Exdensur (depemokimab; ultra-long-acting anti-IL5)
Exdensur (depemokimab) is the first and only ultra-long-acting biologic to address severe asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). It is engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling twice-yearly dosing.
Exdensur is approved for the treatment of severe asthma and CRSwNP in the EU, China, Japan and the UK, and for the treatment of severe asthma in the US.
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hypereosinophilic syndrome (HES). GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.
At the 2026 American Thoracic Society (ATS) International Conference, GSK presented data showing sustained efficacy over two years in patients with severe asthma with type 2 inflammation, and results from a new patient preference study showing patients prefer twice-yearly dosing.

Key phase III trials for depemokimab:
Trial name (population)	Phase	Design	Timeline	Status
OCEAN (EGPA) NCT05263934	III
A 52-week, randomised, double-blind, double-dummy, parallel-group, multi-centre, non-inferiority study to investigate the efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory eosinophilic granulomatosis with polyangiitis (EGPA) receiving standard of care therapy
			Trial start: Q3 2022	Active, not recruiting
DESTINY (HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care therapy	Trial start: Q3 2022	Recruiting
ENDURA-1 (COPD) NCT06959095	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
ENDURA-2 (COPD) NCT06961214	III	A randomised, double-blind, placebo- controlled, parallel-group, multicenter study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
VIGILANT (COPD) NCT07177339	III	A randomised, double-blind, parallel group, placebo-controlled study of the efficacy and safety of early depemokimab initiation as add-on treatment in COPD patients with type 2 inflammation	Trial start: Q4 2025	Recruiting

Oncology

Blenrep (belantamab mafodotin)
In Q2, GSK presented data for Blenrep at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting and the 31st European Hematology Association (EHA) Congress. These included long-term results from the DREAMM-7 and DREAMM-8 phase III clinical trials showing durable benefit versus standards of care in patients with relapsed or refractory multiple myeloma. In newly diagnosed transplant-ineligible multiple myeloma, results from the DREAMM-9 study provided new evidence to support the Blenrep frontline dosing strategy in the DREAMM-10 trial.
GSK is continuing the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme to explore the full potential of belantamab mafodotin, including in earlier lines of treatment. This includes DREAMM-10, a phase III clinical trial in newly diagnosed transplant-ineligible patients, who represent over 70% of patients starting multiple myeloma therapy.

Key phase III trials for Blenrep:
Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
			Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)
In June 2026, GSK presented new long-term analyses from the RUBY phase III trial at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting. This modelling data showed an estimated higher 'cure' rate (i.e., free of recurrence- and disease-related mortality risk) for Jemperli plus chemotherapy in patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer compared to chemotherapy alone.
In July 2026, GSK announced interim positive headline results from the phase II registrational single arm AZUR-1 trial investigating Jemperli in people with stage II/III dMMR/MSI-H locally advanced rectal cancer. The trial met its primary objective, demonstrating a meaningful and sustained clinical complete response rate at 12 months (cCR12). Jemperli has received both Breakthrough Therapy and Fast Track designations from the US Food and Drug Administration (FDA) in this setting. GSK plans to share interim AZUR-1 data with global regulatory authorities. Detailed results will be presented at a future scientific congress.
Jemperli remains the foundation of GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based plus carboplatin-paclitaxel (CP) treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit vs. CP alone for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status. Ongoing pivotal trials include those in the AZUR programme (colon / rectal cancers), JADE (head and neck cancer), and DOMENICA (supported-collaborative study with ARCAGY-GINECO in endometrial cancer).

Key trials for Jemperli:
Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Active, not recruiting

Key trials for Jemperli continued
AZUR-1 (stage II/III rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting
DOMENICA* (relapsed or advanced dMMR endometrial cancer) NCT05201547 *supported-collaborative study with ARCAGY-GINECO	III	A randomized, multicentre study to evaluate the efficacy and safety of dostarlimab versus carboplatin-paclitaxel in patients with dMMR relapsed or advanced endometrial cancer	Trial start: Q2 2022	Active, not recruiting

Risvutatug rezetecan (Ris-Rez)
GSK is advancing its B7-H3-targeted antibody-drug conjugate, risvutatug rezetecan (Ris-Rez) through the EMBOLD global development programme across a range of solid tumours, including certain types of lung, prostate and colorectal cancers.
In July 2026, GSK's licensor Hansoh Pharma announced that ARTEMIS-008, its pivotal phase III trial evaluating Ris-Rez patients in China with advanced or relapsed small-cell lung cancer (SCLC), met its primary endpoint of overall survival (OS), demonstrating statistically significant and clinically meaningful improvements vs. standard of care topotecan. These are the first positive phase III OS data reported for a B7-H3-targeted ADC in any tumour type. GSK holds exclusive global rights to develop Ris-Rez outside mainland China, Hong Kong, Macau and Taiwan. GSK's broad clinical development programme includes studies in lung cancer, prostate cancer and other solid tumours, including the global phase III EMBOLD SCLC-301 trial in relapsed extensive-stage small-cell lung cancer (ES-SCLC) with pivotal data expected next year. This year, GSK plans to initiate additional phase III studies in lung and prostate cancers.
Regulatory designations received for Ris-Rez to date include orphan drug designations from the US FDA and Japan's Ministry of Health, Labour and Welfare in SCLC and the EMA in pulmonary neuroendocrine carcinoma (a category of cancer that includes SCLC), Priority Medicines (PRIME) Designation from the EMA for relapsed or refractory ES-SCLC; and Breakthrough Therapy Designations for relapsed or refractory ES-SCLC and relapsed or refractory osteosarcoma from the US FDA. These designations reflect the potential of Ris-Rez to address significant unmet medical need across a range of cancers.

Key phase III trials for Ris-Rez:
Trial name (population)	Phase	Design	Timeline	Status
EMBOLD-SCLC-301 NCT07099898	III	A multicenter, randomized, open-label study of risvutatug rezetecan compared with topotecan in participants with relapsed small cell lung cancer	Trial start: Q3 2025	Recruiting

Mocertatug rezetecan (Mo-Rez)
GSK is advancing Mo-Rez, a B7-H4–targeting antibody-drug conjugate, through the global BEHOLD development programme across multiple gynaecological cancer indications, where significant unmet need remains. B7-H4 is an immune checkpoint that is widely expressed in ovarian and endometrial cancers, and is low in normal tissues, making it a promising target for clinical development.
In 2026, GSK plans to initiate five phase III pivotal trials across ovarian and endometrial cancers. Two of these studies are now underway and actively recruiting patients: BEHOLD-Ovarian01 in platinum-resistant ovarian cancer and BEHOLD-Endometrial01 in advanced or recurrent endometrial cancer.
Three additional phase III studies are expected to start later in 2026, evaluating Mo-Rez in platinum-sensitive ovarian cancer (BEHOLD-Ovarian02), in first-line maintenance ovarian cancer without homologous recombination deficiency (BEHOLD-Ovarian03), and in first line maintenance mismatch repair–proficient endometrial cancer (BEHOLD-Endometrial02).
In April 2026, GSK presented positive data for Mo-Rez from the global phase I BEHOLD-1 study at the Society of Gynecologic Oncology (SGO) Annual Meeting on Women’s Cancer. Mo-Rez demonstrated compelling efficacy in platinum-resistant ovarian cancer and in recurrent or advanced endometrial cancer. The response to Mo-Rez observed across a range of B7-H4 expression levels reinforces its broad potential in gynaecologic cancers and further validates the relevance of targeting B7-H4.

Key phase III trials for Mo-Rez:
Trial name (population)	Phase	Design	Timeline	Status
BEHOLD-Ovarian-01 NCT07286226	III	A Randomized, Open-label, Multicenter, Phase III Study to Investigate mocertatug rezetecan Compared With Chemotherapy in Participants With Platinum-resistant Ovarian Cancer	Trial start: Q2 2026	Recruiting
BEHOLD-Endometrial-01 NCT07286331	III	A Randomized, Open-label, Multicenter, Phase III Study to Investigate mocertatug rezetecan Compared With Chemotherapy in Participants With Recurrent Endometrial Cancer	Trial start: Q2 2026	Recruiting

Jideytro (zidesamtinib)
Jideytro (zidesamtinib) is a ROS1 tyrosine kinase inhibitor (TKI) designed to address key efficacy and tolerability challenges of treating ROS1-positive non-small cell lung cancer (NSCLC). Its next-generation design aims to combine high target-selectivity, broad coverage of ROS1 resistance mutations and blood-brain barrier penetration to address disease in the brain.
In July 2026, the US FDA approved zidesamtinib for the treatment of adult patients with locally advanced or metastatic ROS1-positive non-small cell lung cancer (NSCLC) who received a prior ROS1 kinase inhibitor. The FDA approval is based on results from the ARROS-1 (NCT05118789) global phase I/II trial evaluating zidesamtinib in patients with advanced ROS1 positive NSCLC and other ROS1-positive solid tumours.
Zidesamtinib continues to be studied in ARROS-1, including in first-line treatment for patients who have not previously received a ROS1 inhibitor. Zidesamtinib is GSK's first approved medicine in lung cancer and was added to the portfolio through the acquisition of Nuvalent.

Key trials for Jideytro:
Trial name (population)	Phase	Design	Timeline	Status
ARROS-1 (ROS1+ non-small cell lung cancer and other solid tumours; NSCLC)	I/II	A study of the highly selective ROS1 inhibitor zidesamtinib (NVL-520) in patients with advanced NSCLC and other solid tumors	Trial start: Q1 2022	Active

neladalkib:
Neladalkib is an investigational ALK tyrosine kinase inhibitor (TKI) currently under review with the US FDA for use by patients with TKI pre-treated ALK-positive NSCLC, with PDUFA date anticipated in November 2026.
Neladalkib was previously granted US Breakthrough Therapy designation for the treatment of patients with locally advanced or metastatic ALK-positive NSCLC who have been previously treated with 2 or more ALK TKIs and Orphan Drug designation for ALK-positive NSCLC.
Neladalkib was designed to maintain activity against a broad range of ALK resistance mutations, while minimising off-target activity and optimising penetration into the central nervous system (CNS). The development programme is intended to address key challenges in the treatment of ALK-positive NSCLC, including acquired resistance and brain metastases.
The phase I/II ALKOVE-1 study is ongoing in patients with advanced ALK-positive NSCLC and other solid tumours, and the phase III ALKAZAR trial is evaluating neladalkib versus alectinib in first-line ALK-positive NSCLC.

Key trials for neladalkib:
Trial name (population)	Phase	Design	Timeline	Status
ALKOVE-1 (ALK+ non-small cell lung cancer and other solid tumours; NSCLC)	I/II	A study of neladalkib (NVL-655) in patients with advanced NSCLC and other solid tumors harboring ALK rearrangement or activating ALK mutation	Trial start: Q1 2023	Active
ALKAZAR (1L ALK+ non-small cell lung cancer; NSCLC)	III
A phase III study of the selective anaplastic lymphoma kinase (ALK) inhibitor NVL-655 compared to alectinib in first-line treatment of patients with ALK-positive advanced non-small cell lung cancer (NSCLC)
			Trial start: Q3 2025	Active

HIV

As a pioneer in long-acting injectables, ViiV Healthcare, majority owned by GSK, remains focused on advancing the next-generation of INSTI-powered HIV innovation. The differentiated HIV portfolio, deep long-acting expertise and late-stage pipeline, is expected to deliver sustained growth and significant launches through 2030 and beyond.
For 3x a year treatment, the phase III CUATRO registrational study began in Q2 and remains on track to launch in 2028. For 3x a year for PrEP, the phase IIb registrational EXTEND4M study is progressing, with data expected in H2 2026 and launch in H1 2027.

Key HIV trials:
Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	IIb
Phase IIb open label, single arm, repeat dose study to investigate the safety, tolerability and pharmacokinetics (PK) of a new CAB formulation administered intramuscularly every four months in participants at risk of acquiring HIV-1.
			Trial start: Q4 2024	Active, not recruiting
EMBRACE (HIV) NCT05996471	IIb
The study aims at evaluating the efficacy of VH3810109, dosed in accordance with the dosing schedule as either intravenous (IV) infusion or subcutaneous (SC) infusion with recombinant hyaluronidase (rHuPH20), in combination with cabotegravir (CAB) intramuscular (IM) dosed in accordance with the dosing schedule in virologically suppressed, Antiretroviral therapy (ART)-experienced adult participants living with HIV.
			Trial start: Q3 2023	Active, not recruiting
CUATRO (HIV) NCT07650916	III
A phase III, randomized, multicenter, parallel-group, non-inferiority, open-label study evaluating the efficacy, safety, and tolerability of new CAB and rilpivirine formulations in adults and adolescents with HIV who are virologically suppressed on ART
			Trial start: Q2 2026	Active, not recruiting

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)
GSK continues to progress the life-cycle innovation of Arexvy, its Respiratory Syncytial Virus (RSV) vaccine for adults, with expanded indications in new populations and geographies.
The vaccine is approved for the prevention of lower respiratory tract disease (LRTD) caused by RSV in adults aged 60 years of age and older in over 70 countries. It is also approved for use in adults aged 50–59 at increased risk (AIR) for LRTD caused by RSV due to certain underlying medical conditions in over 60 countries, including the US and Japan. In the US, it is approved for use in adults aged 18–49 years AIR and in the European Economic Area for adults aged 18 years and older. Arexvy is not for use in pregnant individuals.
In May, the Japanese Ministry of Health, Labour and Welfare (MHLW) expanded the eligible population for Arexvy to include adults aged 18 to 49 years AIR for RSV disease. The prescribing information for Arexvy in Japan was also updated to explicitly include immuno-compromised (IC) patients as an increased risk group. Arexvy is approved for use in IC adults aged 18 years and older in the European Economic Area and US FDA review in this population is ongoing with a decision expected this year.
China’s Center for Drug Evaluation (CDE) is reviewing a regulatory application for Arexvy for the prevention of LRTD caused by RSV in adults aged 60 years and older. A decision is expected in 2027.

Key trials for Arexvy:
Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults aged ≥60 years) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-012 (Adults aged ≥60 years ) NCT06534892	IIIb
An extension and crossover vaccination study on the immune response and safety of a vaccine against Respiratory Syncytial Virus given to adults 60 years of age and above who participated in RSV OA=ADJ-006 study
			Trial start: Q3 2024	Active, not recruiting
RSV OA=ADJ-031 (Immunocompromised adults aged ≥18 years) NCT07092865	II
A non-randomized, controlled, open-label, extension study to evaluate the persistence of immune response of the adjuvanted RSVPreF3 vaccine and the safety and immunogenicity following revaccination in lung and kidney transplant recipients (aged 18 years and above)
			Trial start: Q3 2025	Recruiting
RSV OA=ADJ-028 (Adults 18 to 59 years of age at increased risk for RSV disease) NCT07220109	III
A randomized, controlled, observer blind, immuno-bridging study to evaluate immunogenicity, reactogenicity and safety of a single dose of the RSVPreF3 OA investigational vaccine in Chinese adults 18-59 years of age at increased risk of RSV Disease
			Trial start: Q4 2025	Recruiting

bepirovirsen (HBV ASO)
Bepirovirsen is a triple-action antisense oligonucleotide with the potential to be a first in class new treatment option for people with chronic hepatitis B (CHB). It is designed to inhibit the replication of viral DNA in the body, suppress the level of hepatitis B surface antigen (HBsAg) in the blood, and stimulate the immune system to increase the chances of a durable and sustained response.
In May 2026, GSK presented positive results from its two pivotal phase III trials, B-Well 1 and B-Well 2, at the European Association for the Study of the Liver (EASL) conference, with simultaneous publication in the New England Journal of Medicine. Pooled data from both trials showed that 6-month treatment with bepirovirsen achieved a statistically significant and clinically meaningful functional cure rate, meeting the primary endpoint. In a key secondary endpoint, a higher rate of functional cure rate was achieved in participants with ≤1000 IU/ml HBsAg level. Functional cure occurs when the hepatitis B virus DNA and HBsAg are undetectable in the blood for at least 6 months after stopping all treatment, indicating the disease is controlled by the immune system without medication.
Regulatory review is ongoing in the US with a decision expected from the FDA by 26 October 2026. Reviews are also underway in Japan, China and the EU with further submissions to take place throughout 2026. If approved, bepirovirsen has the potential to become the first finite, six-month therapeutic option for CHB.
Bepirovirsen has been recognised by global regulatory authorities for its innovation and potential to address significant unmet need in CHB, with a Fast Track and Breakthrough Therapy designations from the US FDA, Breakthrough Therapy designation in China and SENKU designation in Japan.
To further expand development of novel sequential regimens, GSK entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials for this sequential therapy started in Q4 2024.

Key trials for bepirovirsen:
Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Active, not recruiting
B-Sure Long-term Follow-up Study to Evaluate Durability of Treatment Response in Previous Bepirovirsen Study Participants NCT04954859	II
A global multi-center, long-term follow-up study to assess durability of efficacy, as measured by maintenance of treatment response from the parent study, in participants who participated in a previous bepirovirsen study and achieved a complete or partial response. Eligible participants will be enrolled in this study after completing the end of study (EoS) visit in one of five parent bepirovirsen studies.
			Trial Start: Q1 2021	Recruiting

Utebzi (tebipenem HBr)
GSK has an exclusive licence agreement with Spero Therapeutics, Inc. for the development of tebipenem HBr (oral carbapenem antibiotic). In June 2026, the US FDA approved Utebzi for the treatment of complicated urinary tract infections (cUTIs) including pyelonephritis, caused by certain susceptible pathogens in adult patients who have limited or no alternative oral treatment options. This is the first and only oral carbapenem antibiotic approved for these patients, adding to GSK’s innovative anti-infectives portfolio and helping address the challenges of antimicrobial resistance (AMR).

Key phase III trials for tebipenem HBr:
Trial name (population)	Phase	Design	Timeline	Status
PIVOT-PO (complicated urinary tract infections) NCT06059846	III
A randomised, double-blind, double-dummy, multi-centre study to assess the efficacy and safety of orally administered tebipenem pivoxil hydrobromide compared to intravenously administered imipenem-cilastatin in patients with complicated urinary tract infection (cUTI) or acute pyelonephritis (AP)
			Trial start: Q4 2023 Data reported: Q2 2025	Completed; primary endpoint met

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group for 2026 are those described under the headings below. These are not listed in order of significance. In our December 2025 annual risk review, the Audit & Risk Committee agreed our principal and emerging risks and risk factors for 2026. Our existing principal risks remain relevant, with minor definition updates. Additionally, we agreed the following:

●	Geopolitical and regulatory environment will be elevated to a new principal risk in 2026 given the potential impact to our strategy. This risk will continue to be overseen by the ExCom.
●
Capability, skills and workforce planning will be elevated to a new risk factor in 2026 given its relevance to our strategy for focused attention. This risk will continue to be managed through a central HR framework, embedded across our businesses.

●	Climate change will continue to be a risk factor overseen by our Sustainability Council in 2026.
●
We will continue to embed the opportunities and risks related to third-party relationships and artificial intelligence into our principal risks, ensuring that risk assessments are comprehensive and integrated, and enabling effective mitigating actions.

We will maintain monitoring of the external landscape and make sure we adequately address any new emerging risks within our existing risk management governance.
We also include disclosures of our 2026 additional risk factors - risks that are not at the materiality threshold of principal risks - capability, skills and workforce planning and climate change - below.
We describe our risk management process on pages 63-65 of our 2025 Annual Report, along with more detailed information on our risks, including definitions, potential impact, context and mitigation activities as set out on pages 66-68 and 289-304 of our 2025 Annual Report.
Other business risks related to Responsible Business which are not at the level of principal risks, including environmental sustainability, are managed through our six focus areas, as described in our 2025 Responsible Business Performance Report. There is additional information on climate-related risk management in our climate-related financial disclosure on pages 69-76.

2026 Principal Risks
Enterprise Risk Title	Definition
Patient safety
The risk that GSK, including our third parties, fails to appropriately collect, assess, follow up, or report human safety information, including adverse events, from all potential sources or that GSK potentially fails to appropriately act on any relevant findings that may affect the benefit-risk profile of a medicine or vaccine in a timely manner.

Product quality
The risk that GSK or its third parties potentially fail to ensure appropriate controls and governance of quality for development and commercial products are in place; compliance with industry practices and regulations in manufacturing and distribution activities; and terms of GSK product licenses and supporting regulatory activities are met.

Financial controls and reporting
The risk that GSK fails to report accurate financial information in compliance with accounting standards and applicable legislation; fails to comply with current tax laws or incurs significant losses due to treasury activities.

Legal matters
The risk that GSK or our third parties potentially fail to comply with certain legal requirements for the development and management of our pipeline, supply and commercialisation of our products and operation of business, and specifically in relation to requirements for competition law, anti-bribery and corruption, outgoing fraud, and sanctions. Any failure to meet compliance and legal standards for these particular areas could lead to increasing scrutiny and enforcement from government agencies.

Commercial practices	The risk that GSK or our third parties potentially engage in commercial activities that fail to comply with laws, regulations, industry codes, and internal controls and requirements.
Scientific and patient engagement
The risk that GSK or our third parties potentially fail to engage externally to gain insights, educate and communicate on the science of our medicines and associated disease areas, and provide healthcare and patient support, grants and donations in a legitimate and transparent manner compliant with laws, regulations, industry codes and internal controls and requirements.

Data ethics and privacy
The risk that GSK or our third parties potentially fail to ethically collect; use; re-use through artificial intelligence, data analytics or automation; secure; share and destroy personal information in accordance with laws, regulations, and internal controls.

Research practices
The risk that GSK or our third parties potentially fail to adequately conduct ethical and credible pre-clinical and clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.

Environment, health and safety (EHS)
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of the organization's assets, facilities, infrastructure, and business activities, including execution of hazardous activities, handling of hazardous materials, or release of substances harmful to the environment that disrupts supply or harms employees, third parties or the environment.

2026 Principal Risks continued
Enterprise Risk Title	Definition
Information and cyber security
The risk that GSK or our third parties fail to ensure appropriate controls and governance to identify, protect, detect, respond, and recover from cyber security incidents in accordance with applicable laws, regulations, industry standards, internal controls, and requirements.

Supply continuity
The risk that GSK or our third parties potentially fail to deliver a continuous supply of compliant finished product or respond effectively to a crisis incident in a timely manner to recover and sustain critical supply operations.

Pipeline delivery	The risk that GSK fails or has delay in the delivery of our pipeline of new medicines, vaccines or other products.
Geopolitical and regulatory environment
The risk that GSK fails to adapt to the pace of change in rising external factors that may influence pricing, reimbursement, affordability, market entry, access and competitive pressures, such as protectionist measures, changes in government spending, legislative or policy measures to influence change such as trade restrictions or tariffs, healthcare reform, evolving approval or label change processes, changes to country immunisation schedules, or decisions that may differ from standard procedures or scientific data, that may negatively affect our operations.

2026 Additional Risk Factors
Risk Factor Title	Definition
Capability, skills and workforce planning	The risk that GSK potentially fails to ensure adequate capability, skills and workforce planning to enable delivery of our strategic priorities.
Climate change
Failure in the management of: – Physical climate and environmental risks; – Current and future regulatory requirements for environmental compliance, disclosure and taxes; – Delivery and performance of management environmental objectives leading to: reduced supply chain resilience; product life cycle management issues; loss of trust/reputation with employees, investors, customers, regulators and other stakeholders, increased costs; loss of sales or market access; negative impacts on the environment.

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to provide investors with a measure of year-on-year growth excluding the impact of exchange rate movements, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

AER% represents growth at actual exchange rates.

Core Earnings per share

Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin
Core Operating margin is Core operating profit divided by turnover. Core operating profit is a key financial measure used by management to evaluate performance.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and distributions to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. Free cash flow provides investors with a measure of cash flows that are available to pay shareholder distributions and to fund strategic acquisitions. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 34.

Free cash flow conversion
Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders. Free cash flow conversion provides investors with a measure of turning profit into cash.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest (NCI)
Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points
Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)
GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales
Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology & Inflammation, and Oncology.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet (including those classified as assets held for sale and liabilities relating to assets held for sale).

Total and Core results
Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 14 and other non-IFRS measures are defined in pages 50 and 51.

Total Operating Margin
Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital
Working capital represents inventory and trade receivables less trade payables.

Year to date
Year to date is the six-month period in the year to 30 June 2026 or the same prior period in 2025 as appropriate.

Guidance and Outlooks, assumptions and cautionary statements

2026 Guidance
GSK reaffirms its full-year 2026 guidance at constant exchange rates (CER), with further specificity provided.
GSK expects its turnover to increase between 3% to 5%, at the upper half of the range, and Core operating profit to increase between 7% to 9%, at the upper half of the range. Core earnings per share is expected to increase between 7% to 9%, at the lower half of the range.

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase by a low double-digit percentage, Vaccines to be broadly stable to an increase at a low-single digit percentage, and General Medicines to decline by a mid-single digit to low single-digit percentage.

2021-2026 and 2031 Outlooks
In February 2025 GSK set out improved outlooks for 2031 which are detailed in the 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2026 Guidance, 2021-26 and 2031 Outlooks
In outlining the guidance for 2026, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes, including the Accelerate Growth programme as outlined on page 3.

As previously announced, on 19 December 2025, GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients, which, once fully implemented, would exclude both GSK and ViiV Healthcare from Section 232 tariffs for three years. On 9 April 2026, GSK, ViiV Healthcare, and the US Government entered into a definitive agreement reflecting Section 232 tariff relief through 20 January 2029 (subject to final implementation). As part of that implementation, GSK and ViiV Healthcare each signed a Generous Model Manufacturer Participation Agreement with the Centers for Medicare and Medicaid Services effective 15 June 2026. With these agreements GSK and ViiV Healthcare have committed certain products to participate in the voluntary Generous Model, and it is anticipated that supplemental rebate agreements with interested US states will be signed on or before 1 October 2026. Our full year guidance is inclusive of the expected impact of these agreements.

2026 Guidance
These planning assumptions as well as operating profit, earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies, including tariffs (except as noted above), as a result of government or competitor action. The 2026 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks
The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans, including the Accelerate Growth programme as outlined on page 3; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made); and no change in the Group's shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk-adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2025 average exchange rates as a base (£1/$1.31, £1/€1.17, £1/Yen 198).

(1) https://www.gsk.com/media/slrhnzie/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions and policies, including the impact of any potential tariffs or other restrictive trade policies on the Group's products, or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'ambition', ‘anticipate’, 'believe', 'could', ‘estimate’, ‘expect’, ‘goal’, ‘intend’, 'may', ‘outlook’, ‘plan’, ‘project’, ‘seek’, ‘should’, ‘target’, 'will' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and readers are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q2 2026 earnings release and in the Group's 2025 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2025 and as described on pages 48 and 49 in this Q2 2026 earnings release. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Inside information
This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 28 July 2026.
The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GSK plc are as follows:

Sir Jonathan Symonds	Non-Executive Chair & Nominations & Corporate Governance Committee Chair
Luke Miels	Chief Executive Officer (Executive Director)
Julie Brown	Chief Financial Officer (Executive Director)
Elizabeth McKee Anderson	Independent Non-Executive Director
Charles Bancroft	Senior Independent Non-Executive Director, Audit & Risk Committee Chair
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Wendy Becker	Independent Non-Executive Director, Remuneration Committee Chair
Dr Harry (Hal) Dietz	Independent Non-Executive Director, Science Committee Chair
Roy Jakobs	Independent Non-Executive Director
Dr Jeannie Lee	Independent Non-Executive Director
Dr Gavin Screaton	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

By order of the Board
Luke Miels Chief Executive Officer	Julie Brown Chief Financial Officer

28 July 2026

Independent review report to GSK plc

Conclusion

We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three and six months ended 30 June 2026.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2026 on page 20 and 21;
●	the balance sheet as at 30 June 2026 on page 22;
●	the statement of changes in equity for the six-month period then ended on page 23;
●	the cash flow statement for the six-month period then ended on page 24; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 25 to 40 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Boards (IASB).

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and six months ended 30 June 2026 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 31, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the international Accounting Standards Board (IASB). The condensed set of financial information included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information
In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
28 July 2026

Glossary

Terms used in the Announcement	Brief description
1L	First line
2L	Second line
ADC	Antibody-drug conjugate
ADP	Adenosine diphosphate
ALK	Anaplastic lymphoma kinase
ASO	Antisense oligonucleotide
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CDE	Center for Drug Evaluation
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTI	Complicated urinary tract infection
dMMR	Deficient mismatch repair
DRIP	Dividend reinvestment plan
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
EMA	European Medicines Agency
ES	Extensive stage
ESOP	Employee share ownership plan
GIST	Gastrointestinal stromal tumour
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBS	Irritable bowel syndrome
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
IV	Intravenous
LAI	Long acting injectables (includes Apretude and Cabenuva)
LoE	Loss of exclusivity
LRTD	Lower respiratory tract disease
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MMRV	Measles, mumps, rubella and varicella
Mo-Rez	Mocertatug rezetecan
mRNA	Messenger ribonucleic acid
MSI-H	Microsatellite instability high
NDA	New Drug Application
OA	Older adults
Oral 2DR	Oral 2 drug regimen (includes Dovato and Juluca)
PARP	Poly ADP ribose polymerase
PD-1	Programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	Percentage points
PrEP	Pre-exposure prophylaxis
PRIME	Priority Medicines
RCC	Refractory chronic cough
RI&I	Respiratory, Immunology & Inflammation
Ris-Rez	Risvutatug rezetecan
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SC	Subcutaneous
SCLC	Small cell lung cancer
SGO	Society of Gynecologic Oncology
SG&A	Selling, general and administrative expenses, net of other sundry income
SiRNA	Small interfering RNA
SITT	Single inhaler triple therapy
TKI	Tyrosine kinase inhibitor
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTI	Uncomplicated urinary tract infection

Product List

Trademark	Generic	Product Area	Indication(s)
Anoro Ellipta	umeclidinium bromide/vilanterol trifenatate	General medicines	COPD
Apretude	cabotegravir	Specialty medicines	HIV prevention
Arexvy	respiratory syncytial virus vaccine	Vaccines	Respiratory syncytial virus vaccination
Benlysta (SC and IV)	belimumab	Specialty medicines	Systemic lupus erythematosus, lupus nephritis
Bexsero	meningococcal group-B vaccine	Vaccines	Meningitis group B prophylaxis
Blenrep	belantamab mafodotin	Specialty medicines	Relapsed/refractory multiple myeloma
Blujepa	gepotidacin	General medicines	Uncomplicated UTI, Uncomplicated Gonorrhoea
Boostrix	diphtheria, tetanus, acellular pertussis	Vaccines	Diphtheria, tetanus, acellular Pertussis booster vaccination
Cabenuva/Vocabria + Rekambys	cabotegravir, rilpivirine	Specialty medicines	HIV/AIDS
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	Vaccines	Human papilloma virus type 16 and 18
Dovato	dolutegravir/lamivudine	Specialty medicines	HIV/AIDS
Exdensur	depemokimab	Specialty medicines	Severe Asthma, CRSwNP
Flixotide / Flovent	fluticasone propionate	General medicines	Asthma
Fluarix	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Vaccines	Seasonal influenza prophylaxis
FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Vaccines	Seasonal influenza prophylaxis
Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, haemophilus influenzae type B (EU)	Vaccines	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)
Jemperli	dostarlimab	Specialty medicines	dMMR/MSI-H recurrent/ advanced endometrial cancer, dMMR solid tumours
Juluca	dolutegravir/rilpivirine	Specialty medicines	HIV/AIDS
Menveo	meningococcal group A, C, W-135 and Y conjugate vaccine	Vaccines	Meningitis group A, C, W-135 and Y prophylaxis
Nucala	mepolizumab	Specialty medicines	Asthma, CRSwNP, EGPA, HES
Ojjaara/Omjjara	momelotinib	Specialty medicines	Myelofibrosis in patients with anaemia
Penmenvy	meningococcal groups A, B, C, W, and Y vaccine	Vaccines	Meningitis group A, B, C, W-135 and Y prophylaxis
Priorix, Priorix Tetra, Varilrix	live attenuated MMR, varicella and MMRV vaccines	Vaccines	Measles, mumps, rubella and chickenpox prophylaxis
Relvar/Breo Ellipta	fluticasone furoate/vilanterol trifenatate	General medicines	Asthma, COPD
Rotarix	human rotavirus RIX4414 strain	Vaccines	Rotavirus prophylaxis
Rukobia	fostemsavir	Specialty medicines	HIV/AIDS
Seretide / Advair	salmeterol xinofoate, fluticasone propionate	General medicines	Asthma, COPD
Shingrix	zoster vaccine recombinant, adjuvanted	Vaccines	Herpes zoster (shingles)
Synflorix	conjugated pneumococcal polysaccharide	Vaccines	Prophylaxis against invasive disease, pneumonia, acute otitis media
Tivicay	dolutegravir	Specialty medicines	HIV/AIDS
Trelegy Ellipta	fluticasone furoate/vilanterol trifenatate/umeclidinium bromide	General medicines	COPD, asthma
Triumeq	dolutegravir, lamivudine and abacavir	Specialty medicines	HIV/AIDS
Ventolin	salbutamol sulphate	General medicines	Asthma, COPD
Zejula	niraparib	Specialty medicines	Ovarian cancer
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 28, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc

&#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD; &#xD;